SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FOODVISION.COM, INC.

(Name of small business issuer in its charter)

Delaware	58-246-6626
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2152 NW Parkway, Suite K, Marietta, Georgia	30067
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (770) 937-0960

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001

(Title of class)


PART I

ITEM 1. DESCRIPTION OF BUSINESS

Corporate History

The Company was formed on April 4, 1989 under the laws of the State of Delaware as Heavenly Slender Sweets, Inc. for the primary purpose of distributing a low calorie, low fat, salt free, soft ice cream substitute frozen desert product line in the United States and Canada. No revenues were earned from the very limited operations and the Company accumulated a net loss of $90,148 for fiscal year 1992.

On March 2, 1994, the Company changed its name to Heavenly Slender Foods, Inc. On June 14, 1994 the Company changed its name to Pacific Pharmaceuticals, Inc. On June 23, 1994 the Company changed its name to Sunmark Industries I, Inc. On May 12, 1998 the Company changed its name to Mark I Industries, Inc.

On July 14, 1998, the Company acquired all of the issued and outstanding common stock of Investco Corporation ("Investco"), a Georgia corporation, in a reverse acquisition for 182,100 shares of Common Stock (all share totals are after giving effect to a 1 for 100 reverse stock split in January 1999). In June 1999, the Company changed its name to Foodvision.com, Inc.

At the time the Company acquired Investco, Investco's operations consisted of three Kenny Rogers Roasters ("Roasters") franchised restaurants in the Atlanta metro area which Investco had acquired on December 7, 1997 by a foreclosure of security interests on the assets of the restaurants, and a restaurant in Renfrew, Ontario, Canada, known as the Hillbilly Shack Saloon. In addition, shortly before the Company acquired Investco, Investco had acquired all of the issued and outstanding common stock of Grandma Lee's USA Northpoint, Inc. ("GLUN"), a Georgia corporation, from Heritage Concepts, Inc. GLUN operated, and still operates, a franchised Grandma Lee's restaurant at the AT&T Headquarters Building in Alpharetta, Georgia. In addition, GLUN was, and still is, the franchisor of a Grandma Lee's restaurant near downtown Atlanta, Georgia. Finally, Investco owned the exclusive franchise rights for Grandma Lee's restaurants in the Atlanta metro area, as well as Eastern Ontario and Quebec in Canada.

Subsequent to the acquisition of Investco, the Company began developing a proprietary restaurant concept known as the Dirty Bird Cafe. The company opened its first Dirty Bird Cafe in Powder Springs, Georgia in June 1999, and its second Dirty Bird Cafe in Marietta, Georgia in September 1999. In addition, the Company is planning to convert the three former Roasters restaurants to the Dirty Bird Cafe format.

Since acquiring Investco, the Company has reorganized itself into two divisions -- an internet division and a food division. The internet division operates an e-commerce web site known as www.foodvision.com through Foodvision, Inc., a Georgia corporation, which is a wholly-owned subsidiary of the Company. The food division operates through Dirty Bird Cafe, Inc., a Georgia corporation, which is a wholly-owned subsidiary of the Company. Dirty Bird Cafe, Inc. owns GLUN, as well as separate subsidiaries which own and operate the two existing Dirty Bird Cafes, the Hillbilly Shack Saloon, and the three former Kenny Rogers Roasters restaurants.

The Company's common stock is currently traded on the OTC Bulletin Board under the symbol "FVSN."

RESTAURANT DIVISION

The Company currently operates two Dirty Bird Cafes, one Grandma Lee's restaurant, one Hillbilly Shack Saloon, and two former Roasters. In addition, the Company has terminated operations at one former Roasters while it is being converted to the Dirty Bird Cafe concept, which the Company anticipates will be completed in February 2000. Finally, the Company is the franchisor of one Grandma Lee's restaurant. All of the Company's restaurant operations are located in the Atlanta metro area, except for the Hillbilly Shack Saloon, which is located in Renfrew, Ontario, Canada.

Dirty Bird Cafe

In late 1998, the Company began developing a proprietary restaurant concept to replace its existing Roasters restaurants, and to use as a basis for additional restaurants and ultimately for franchising to third parties. The Company's efforts resulted in the development of the Dirty Bird Cafe. The phrase "Dirty Bird" is an unofficial name for Atlanta's National Football League franchise, the Atlanta Falcons. The name was selected because the phrase carries instant name recognition in the Atlanta metro area. In addition, a preliminary search of trademark registrations indicated that no other person had obtained trademark protection for use of the "Dirty Bird" name in an area which would conflict with the Company's use of the name for a casual dining restaurant.

The Company opened its first Dirty Bird Cafe in the June 1999 at 1750 Powder Springs Rd., Powder Springs, Georgia, and its second location in September 1999 at 736 Johnson Ferry Road, Marietta, Georgia.

Each restaurant is staffed with an experienced manager who is visible in the dining area and interacts with both customers and the staff to ensure attentive customer service and consistent food quality. Items are prepared fresh on-site using high-quality ingredients at relatively low prices. The diverse menu, generous portions and attractive price/value relationship are designed to appeal to a broad customer base.

Menu. The menu offers a wide variety of causal dining entrees, specializing in chicken wings, hamburgers and other hot sandwiches. During 1998, the cost of a typical meal, including beverages, was $6.50 for lunch and $15.95 for dinner. In addition to its regular menu, the Dirty Bird Cafes offer over 100 varieties of beers. Alcoholic beverage sales accounted for approximately 59% of sales since the opening.

Restaurant Layout. The atmosphere and decorum of Dirty Bird Cafes is casual with a lifestyles theme. To date, the Dirty Bird Cafes have been designed to be installed in restaurant space that has been vacated by another restaurant. Therefore, the size and format of Dirty Bird Cafes is not as standard as with most other restaurant chains. The Company intends to locate its Dirty Bird Cafes in restaurant space which ranges in size from 4,000 square feet to 6,000 square feet, and which generally provides dining room seating for approximately 200 customers and bar seating for approximately 50 additional customers. The Company intends to locate its Dirty Bird Cafes in suburban strip shopping centers, and stand-alone locations in suburban shopping centers, with middle to upper-middle class demographics.

Unit Economics. Because the Dirty Bird Cafes are designed to be installed in preexisting restaurant space, the cost to open a Dirty Bird Cafe has proven to be substantially less than the cost to open other restaurant formats. The company realizes substantial cost savings by selecting locations in which the Company can open a store consistent with its format, while making few, if any, structural changes and improvements to the location. During 1999, the Company has opened two Dirty Bird Cafes, and is in the process of converting one of its former Roasters restaurants into a Dirty Bird Cafe. Based on the Company experience to date, the average cost of opening a Dirty Bird Cafe will be approximately $100,000 to $300,000 per location, which includes the cost of tenant improvements (to the extent not borne by the landlord), furniture, fixtures and equipment, menus, licenses, permits, and certain pre-opening costs like building rental, employee recruiting and training, and local advertising.

Field Management. Each Dirty Bird Cafe is typically staffed by a general manager and two assistant managers.

Advertising and Marketing. Dirty Bird Cafe's advertising and marketing strategy combines the use of radio advertising on popular music stations with newspaper advertising, direct mail, cross-promotion activities, sponsoring community events, and the distribution of coupons through coupon services to homes in the immediate surrounding community.

Grandma Lee's

The Company owns and operates one Grandma Lee's restaurant as a franchisee in the AT&T Headquarters Building, 400 North Point Parkway, Building 300, Alpharetta, Georgia. In addition, the Company also is the franchisor of a second Grandma Lee's Restaurant located at 1350 Peachtree Street, Midtown Plaza, Atlanta, Georgia.

The Company owns the area franchise rights for the Grandma Lee's concept in the areas of Metropolitan Atlanta, Eastern Ontario, Canada, and Quebec, Canada. In the case of the franchise rights in Metropolitan Atlanta, the Company owns such rights in perpetuity, and is not obligated to pay any franchise fees for new locations, or any royalty or franchise fees from ongoing operations. Also, the Company is not obligated to open any new restaurants within the designated territory in order to retain such rights.

In the case of the franchise rights for Eastern Ontario and Quebec, the Company is obligated to pay the franchisor an initial franchise fee of $5,000 for each of the first fifteen stores opened by the Company or a subfranchisee of the Company, and $10,000 for each additional store opened by the Company or a subfranchisee of the Company. In addition, the Company is obligated to pay the franchisor a royalty of 6 1/2% of gross sales and an advertising fee of 1 1/2% of gross sales on all Company owned locations. In the event the Company subfranchises a location, the Company is obligated to charge the subfranchisee a royalty of 6 1/2% of gross sales and an advertising fee of 1 1/2% of gross sales, but is only obligated to remit to the franchisor one-half of the royalty and advertising fee collected from the subfranchisee. The area franchise rights for Eastern Ontario and Quebec are for an initial term of ten years, with four five-year renewal options. Under each of the area franchise agreements for Eastern Ontario and Quebec, the Company is obligated to open least one Grandma Lee's location within the designated territory by December 31, 2000 or the Company's area franchise rights will terminate.

As noted earlier, the Company is the subfranchisor of a Grandma Lee's restaurant in Atlanta, Georgia. Under the franchise agreement, the subfranchisee pays the Company a franchise fee of 4% of gross sales, none of which is shared with the franchisor. The subfranchise agreement carries a term of 10 years, which term expires December 31, 2005.

While the Grandma Lee's restaurant operated by the Company and the Grandma Lee's restaurant operated by a franchisee of the Company are both profitable, the Company has no current plans to open any additional Grandma Lee's restaurants. In addition, because the Grandma Lee's restaurant operated by the Company is currently profitable, the Company has no plans to convert the existing Grandma Lee's locations to the Dirty Bird Cafe format. Instead, the Company believes that its long-term interests are better served by devoting its capital to the continued development of the Dirty Bird Cafe format and the continued development of its Internet division.

Kenny Rogers Roasters

On August 27, 1997, Messrs. Smith and Kalra acquired all of the issued and outstanding common stock of Atlanta Roasters, Inc., a Delaware corporation. Atlanta Roasters, Inc. owned a 50.1% ownership interest in Atlanta Foodquest, LLC, which owned four Roasters restaurants in the Atlanta metro area. The other 49.9% ownership of Atlanta Foodquest, LLC was owned by Foodquest, Inc., an unrelated Florida corporation. Atlanta Foodquest, LLC had been formed in 1996 by Atlanta Roasters, Inc. and Foodquest, Inc. As part of the formation of Atlanta Foodquest, LLC, Atlanta Roasters, Inc. contributed two Roasters restaurants and received a 50.1% ownership interest in Atlanta Foodquest, LLC and a promissory note in the original principal amount of $1,100,000 which was secured by a lien on all the assets of the restaurants contributed by it. As part of the formation of Atlanta Foodquest, LLC, Foodquest, Inc. contributed three Roasters restaurants and received a 49.9% ownership interest in Atlanta Foodquest, LLC and a promissory note in the original principal amount of $1,300,000 which was secured by a lien on all the assets of the restaurants contributed by it. One of the three restaurants contributed by Foodquest, Inc. to Atlanta Foodquest, LLC had been shut down prior Messrs. Smith and Kalra's purchase of Atlanta Roasters, Inc.

In late November 1997, Investco purchased Foodquest, Inc.'s 49.9% ownership in interest in Atlanta Foodquest, LLC and its note secured by two of the restaurants owned by Atlanta Foodquest, LLC. In early December 1997, Investco purchased Atlanta Roasters, Inc.'s note secured by the other two restaurants owned by Atlanta Foodquest, LLC. On December 7, 1997, Investco foreclosed its liens on the restaurants owned by Atlanta Foodquest, LLC. Shortly thereafter, it conveyed three of the restaurants to a newly formed subsidiary called Restaurant North Atlanta, Inc. and the other restaurant to a newly formed subsidiary called Restaurant Stockbridge, Inc. On December 31, 1997, the Company sold Restaurant Stockbridge, Inc. to a third party. On July 14, 1998, Investco became a wholly owned subsidiary of the Company.

At the time Investco acquired the Roasters restaurants in 1997, the restaurants were in financial distress, partly as a result of financial problems of the Roasters franchisor and partly due to management neglect of the prior owner of the restaurants. At the time Investco acquired the restaurants, for example, the franchisor had ceased any support to its franchisees, including notably advertising and marketing support. In 1998, the franchisor for the Roasters filed a voluntary petition under Chapter 11 of the Bankruptcy Code, and in 1999 its assets, including all rights to the Roasters name and concept, were sold to another company. Because of the lack of support from the franchisor and costs that would have been required to continue as a Roasters franchisor, the Company elected not to continue as a Roasters franchisor with the new owner of the franchise rights. Because the Company did not elect to remain a Roasters franchisee, the Company has been forced to remove any signage from the former Roasters locations that identify the restaurants as a Kenny Rogers Roasters restaurant.

The Company currently operates two former Roasters restaurants, one of which is located at 1325 Powers Ferry Road, Marietta, Georgia, and the other of which is located at 1100 Northpoint Circle, Alpharetta, Georgia. The Company has closed its former Roasters location at 2916 N. Druid Hills Road, Atlanta, Georgia, and is in the process of converting that location to the Dirty Bird Cafe concept. The Company expects that the conversion will be completed in February 2000 and will cost less than $100,000. The Company expects to convert the two remaining former Roasters restaurants by September 2000, at a total cost of about $300,000.

Hillbilly Shack Saloon

The Hillbilly Shack was opened in Renfrew, Ontario, Canada in 1997. The restaurant features traditional fare served in a distinctive, sports-oriented atmosphere reminiscent of a sports arena/stadium. The restaurant is staffed with a highly experienced management team that is visible in the dining area and interacts with both customers and the staff to ensure attentive customer service and consistent food quality. Items are prepared fresh on site using high quality ingredients at relatively low prices. The diverse menu, generous portions and attractive price/value relationship appeal to a broad customer base.

Menu. The menu offers a wide variety of entrees, including steaks and seafood served with various side dishes and homemade salads and dressings. The menu also includes a variety of appetizers with selections ranging from mini-egg rolls to chicken wings. One of the house specialties is pizza, with all the ingredients made fresh and to order. During 1998, the cost of a typical meal, including beverages, was $4.95 to $5.95 for lunch and $6.50 to $7.50 for dinner. Full bar service is also provided. Alcoholic beverage sales accounted for approximately 50% of sales in 1998.

Restaurant Layout. The restaurant has a distinctive sports layout and sports-focused interior decor provide a casual, fun-dining atmosphere. The restaurant has a spacious feel with the use of large bay windows and a sports arena design slanted towards an ice hockey motif. The restaurant has the bar area incorporated into the dining room giving it an intimate feel. There is a separate area with video games and pool tables allowing kids, parents and individual patrons alike to enjoy their visit to the restaurant. The unit has 20 television sets placed through out the restaurant with a big screen TV in the common bar and restaurant area. There is a satellite system in place allowing a variety of sporting events to be shown simultaneously. The restaurant is 4500 square feet. The seating capacity of the restaurant, including the bar, is approximately 150 people.

Field Management. The management of the restaurant reports to the Chief Operating Officer at the head office. The management team for this restaurant consists of one general manager and two working supervisors. The managers are eligible to receive bonuses equal to a percentage of the restaurant's sales, subject to operating within budgeted costs.

Advertising and Marketing. The restaurant's advertising and marketing strategy is focused on local efforts and community involvement and the use of newspaper and team sponsorship programs. Current strategies are expected to continue in 2000 with a focus on efforts such as manager's specials and other promotions designed to increase traffic counts and check average.

Other Restaurant Operational Functions

Quality Control. All levels of management are responsible for ensuring that restaurants are operated in accordance with strict quality standards. Each restaurant operated by the Company employs one general manager, who reports to Mr. Kalra, the Company's Chief Operating Officer, and two assistant managers. The Restaurant division's management structure allows restaurant general managers to spend a significant portion of their time in the dining area of the restaurant supervising staff and providing service to customers. Compliance with quality standards is monitored by periodic on-site visits by officers of the Company.

Training. Each restaurant concept operated by the Company requires management employees to participate in formal training programs. Management training programs generally last 4 to 6 weeks and encompass three general areas, including (i) all service positions, (ii) management accounting, personnel management, and dining room and bar operations and (iii) kitchen management. Management positions at restaurants are typically staffed with personnel who have had previous experience in a management position at another restaurant operated by the Company.

Restaurant Reporting. Financial controls are maintained through a centralized accounting system. A point-of-sale reporting system is utilized in each restaurant. Restaurant management submits to Company headquarters various daily and weekly reports of cash, deposits, sales, labor costs, etc. Physical inventories of all food, beverage and supply items are taken at least weekly. Operating results compared to prior periods and budgets are closely monitored by corporate personnel.

Trademarks and Licenses

The Company has registered the name "Dirty Bird Cafe" with the United States Patent and Trademark Office. The Company believes that its right to the name "Dirty Bird Cafe" is an integral and important factor in establishing the identity of the Dirty Bird concept.

Governmental Regulation

Alcoholic Beverage Regulation. Each restaurant is subject to licensing and regulation by a number of governmental authorities, which include alcoholic beverage control and health, safety and fire agencies in the state, county and municipality in which the restaurant is located. Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the opening of a new restaurant in a particular area. Alcoholic beverage control regulations require restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Some counties prohibit the sale of alcoholic beverages on Sundays. Typically, licenses or permits must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of a restaurant's operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

The Company may be subject to "dram-shop" statutes that generally provide a person injured by an intoxicated patron the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance.

Other Regulation. The Company's restaurant operations are also subject to Federal and state laws governing such matters as minimum wage, working conditions, overtime and tip credits.

Competition

The restaurant industry in the U.S. is highly competitive with respect top service, location, and food type and quality, and competition is expected to intensify. There are many well-established competitors with greater financial and other resources than the Company. Some of the Company's competitors have been in existence for a substantially longer period than the Company and are better established in the markets where the Company's restaurants are or may be located. The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, the availability and cost of suitable locations, and the type, number and location of competing restaurants. The Company also experiences competition in attracting and retaining qualified management level operating personnel. In addition, factors such as inflation, increased food, labor and benefits costs, and difficulty in attracting hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

Employees

As of December 6, 1999, the Company's food division employs approximately 100 persons. Of those employees, approximately 15 held managerial positions, and the remainder were engaged in the operation of the restaurants. Management believes that the success of the Company's restaurant division will depend to a large degree on its ability to attract and retain good management employees. While the Company will have to continually address a level of employee attrition normally expected in the food-service industry, the Company has taken steps to attract and keep qualified management personnel by paying competitive wages, attractive health benefits, and through the implementation of employee benefit plans, such as an employee stock option plan for its key employees. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its employee relations to be good.

INTERNET DIVISION

In April 1999, the Company entered the Internet business by initiating the development of a dedicated vertical food portal devoted to the food and beverage industry. The food portal became operational on November 1, 1999, The Company contracted with Arthouse, Inc. to design and construct the food portal website for a cost of $125,000, payable in four monthly cash payments totaling $102,400, with a final payment of $22,600 in the Company's common stock. The website is divided into three sections: Business-to-Consumer, Business-to-Business, and Agri-Business.

Business Model

The Company aims to create the first comprehensive "portal" for food-related internet information and commerce. The Company believes that it can economically create a site containing current and relevant content on all food-related issues through co-branding arrangements. The internet site will derive revenue from advertisements, sponsorships, and e-commerce generated through the site.

Business to Consumers

For consumers, the site offers current news on food and beverage issues, featured daily recipes that include important health and nutrition information, wine recommendations, and a recipe calculator to adjust recipe ingredients for fewer or more servings. Consumers are also able to conduct a recipe search from thousands of recipes, specifying a specific ingredient, a specific category (American, Chinese, Italian, etc.) or by health restriction such as vegetarian or low cholesterol.

On August 25, 1999, the Company entered into a three-year non-exclusive license agreement with Culinary Cafe, whereby the Company could display and use Culinary Cafe's proprietary database of financial, pictorial, and textural information pertinent to the food business. The Company will pay Culinary Cafe a monthly fee of $2,000 during the term of the agreement. The Company and Culinary Cafe will equally divide the net advertising revenue generated.

On September 1, 1999, the Company entered into a three-year license and co-branding agreement with CNN to establish a co-branded web site accessible via hyperlinks from the FoodVision portal. The Company will be the exclusive recipe & special events provider for CNN Food Central and in return CNN provides the FoodVision portal with food related news. The Company chose CNN based on the high volume of Internet traffic through the CNN website and the strong credibility of CNN news services. The contract requires the Company to pay a total of $3,600,000 over three years in the following manner: $900,000 paid quarterly in Year 1, $1,200,000 paid quarterly in Year 2, and $1,200,000 paid quarterly in Year 3. As of November 1999, the Company has paid a total of $ 225,000, with the next payment of $225,000 due February 2000. In addition, the Company receives 500,000 banner impressions per month and rate discounts on CNN interactive advertising.

On October 29, 1999 the Company entered into an agreement with Dinecore, Inc. to develop and license an Affiliate Restaurant Guide. The Company and Dinecore, Inc. will equally divide net advertising revenue generated by the guide during the agreement's 12 month term.

The site also features two online help sections. For questions concerning food and cooking, the site offers "Ask the Chef". This service allows consumers to submit a question and receive an email response within 48 hours from Chef Mark Coulton Pierce. For a question concerning the proper wine to serve with specific food, consumers can submit questions to Sommelier Phillip Silverstone of Restaurant Report.com in the "Ask a Wine Expert" section and receive an email response within 48 hours.

Business to Business

For food industry professionals, the site currently offers several services designed to keep the professional updated and current on food industry trends and business opportunities. The site contains a "Chef's Corner" that allows members to find out what other chefs are doing and to keep up with the latest industry trends and information. On October 5, 1999, the Company entered into a license and co-branding agreement with The Restaurant Report, Inc., whereby the parties will establish a co-branded web site accessible via hyperlink from the FoodVision portal. The Company agreed to pay The Restaurant Report $3,000 per month during the first year, $4,000 per month during the second year, and $5,000 per month during the third year. In addition The Restaurant Report is entitled to receive 30,000 shares of restricted common stock in the following manner: 10,000 shares upon signing, 10,000 shares on the second anniversary date, and 10,000 shares on the third anniversary date. The Company will retain 100% of the advertising revenue generated by the co-branded site.

The Company is also developing its proprietary Design-A-Restaurant concept with features that allow members to virtually "build" their own restaurant from the ground up. The program allows members to choose from a variety of restaurant furniture and fixtures to decorate their own virtual restaurant. When completed, members will be able to click on a select item and purchase the exact item from pre-selected vendors. The Company will receive a percentage of the furniture and fixture sales generated from the Design-A-Restaurant feature.

Agri-Business

An entire section of the internet portal is dedicated solely to the agricultural side of the food business. Producers will be able to use the website to access important information for their business such as current news, important innovations and upcoming events. They will also be able to purchase a wide range of machinery, seed and products to fulfill their specific agri-business needs. The Company entered into a non-exclusive license and co-branding agreement with eHarvest.com, Inc. whereby the parties will establish a co-branded web site accessible via hyperlink from the FoodVision portal. The contract calls for the Company to provide eHarvest.com, Inc. with 30,000 shares of restricted common stock in the following manner: 10,000 shares upon signing, 10,000 shares on the second anniversary date, and 10,000 shares on the third anniversary date. The Company will retain 100% of the advertising revenue generated by the co-branded site.

Industry Overview

The food industry is the largest industry in the United States, accounting for 12% of the Gross Domestic Product.

According to Progressive Grocer's 1998 Annual Report of the Grocery Industry (the "Progressive Grocer Report"), the retail grocery industry is the largest retail category in the U.S., representing 8%, or $436 billion, of the $2.4 trillion spent on retail goods in 1997. Jupiter Communications estimates that consumers spent approximately $85 million in 1997 on groceries purchased online and that these purchases will increase to $6.6 billion by 2002.

In addition, the market for prepared meals is growing rapidly and, according to AC Neilsen, comprise an incremental $100 billion segment of the food industry.

The Internet provides a medium that could significantly improve the consumer grocery shopping experience. The Internet provides 24-hour shopping convenience and the ability to monitor order and information accuracy, and eliminates the need to wait in line.

The number of worldwide Internet users is projected to grow from an estimated 159.3 million in 1998 to an estimated 410.4 million by 2002. Additionally, 37.6 million United States households were on-line in 1998 and an estimated 62.6 million households are expected to be on-line in 2002.

With the emergence of the Internet as a globally accessible, fully interactive medium, many companies are increasingly conducting business electronically. Many consumers are showing strong preferences for transacting certain types of business over the Internet, rather than in person or over the telephone.

Sales by businesses to consumers over the Internet are estimated to increase from over $50 billion worldwide at the end of 1998 to approximately $1.3 trillion worldwide by the end of 2003. Additionally, sales by businesses to businesses over the Internet are estimated to increase from $43 billion worldwide in 1998 to $1 trillion by 2003. Furthermore, 70% of adult Internet users will make purchases online by the year 2002, as compared to an estimated 22% that did so in 1997. Factors driving growth in sales to both consumers and businesses over the Internet are:

  increasing familiarity with the Internet
  broadening consumer acceptance of online shopping
  increasing online distribution relationships by business
  improving online network security
  improving hardware, software, and services accessible online expanding ability of computer processing speeds

Strategy

The Company's business strategy incorporates the following key elements:

    build Company brand awareness and network traffic by using cross-media exposure--in television, radio and print media-- through our relationships with established food professionals such as Chef Mark Coulton Pierce and Chef Mike Bologna, through relationships with CNN.com, BarnesandNoble.com, and eHarvest.com, and through television, radio and newspaper advertising;
    cultivate multiple revenue streams of sponsorship and advertising fees and e-commerce revenues from our Internet site;
    continue to add unique and compelling content to our Internet site;
    attract a growing base of customers to our Internet site and provide them with a superior shopping experience by offering them quality lines of grocery items and food industry products and useful links to informative food-related content on our affiliates' websites;
    increase users' return visits to our network through interactive features;
    expand our international presence in order to establish our Internet site as a global brand;
    provide quality customer service and rapid product delivery through our fulfillment facilities;
    maintain and strengthen a relationship of trust with our users and consumers; and
    leverage our existing strategic relationships with CNN.com, eHarvest.com, Restaurant Report.com and Culinary Cafe, Inc., and pursue additional complementary relationships.

The Company objective is to be the leading online destination for food and food- related commerce, content and community. The Company seeks to build customer trust and loyalty by maintaining our focus as a valuable food destination and by meeting and exceeding customer demands in all interactions. The Company believes that by empowering consumers and professionals to make informed decisions that yield results, the Company creates a sense of connection to our Internet site. The result is a loyal customer base that will look to us to satisfy their food and food- related needs.

The Company plans to continue to employ a virtual warehouse model based on strategic relationships with high quality product suppliers. Through these relationships, the Company obtains exclusive online access to high quality products. In return, the Company provides our suppliers with a branding opportunity, increased sales through an expanded customer base. The Company believes that these relationships will help us ensure product supply, minimize out of stock issues, and reduce the likelihood that our suppliers will switch to other online providers

The Company intends to capitalize on the flexibility of our online format for retail sales. The Company believes that it has greater flexibility to enhance service offerings, meet increased demand and take advantage of the efficiencies of online retailing because its technology and streamlined distribution system permit growth without significant added infrastructure. To support this flexible and evolving platform, the Company's core development team is focused on building applications, authoring environments and networks that are scaleable and easy to use, maintain and modify. The Company intends to continue to develop more flexible merchandising and promotional systems, new and enhanced application modules on its proprietary supplier information system, intuitive interfaces that enhance the overall customer experience and technologies that improve the ability to target content and marketing to further enhance the personalized experience of customers.

The Company capitalizes on its growing food and customer databases to enable targeted product, service and promotional offerings. The food database includes thousands of pages of original content and thousands of recipes. The customer database is comprised of detailed customer information, preferences and buying patterns. The Company believes that its databases will enable it to tailor the marketing of products and services to increase conversion rates of visitors into customers and encourage repeat purchases. In addition, the Company intends to use customer feedback and transactional history to expand its existing offerings and to pursue additional revenue opportunities.

The Company intends to leverage its brand, operating infrastructure and customer base to develop additional revenue opportunities. For example, the Company believes significant incremental revenue opportunities exist through:

  opening new departments on our Internet site to expand into additional food and food-related product categories increasing product selection in our existing departments
  adding more value-added services to further personalize the foodvision.com experience pursuing additional advertising sales
  exploring international market opportunities
  potentially acquiring complementary businesses, products or technologies

Marketing and Distribution

The Company's partnership program with other web sites plays a key role in driving traffic to its Foodvision.com site. The Company has established key partnerships that it divides into four categories as follows:

1. Large Content or Shopping Sites. The Company has created partnerships with many content and commerce companies including CNN.com, eHarvest.com, BarnesandNoble.com, RestaurantReport.com, Dinecore and Big Charts.

2. Co-Branded, E-Commerce. The Company has four co-branded, e-commerce agreements to date. The Company estimates that this number will grow to about 30 by mid-2000 as a result of the Company's marketing programs on the Web and the identification and attainment of new co-branded, e-commerce web sites.

3. Miscellaneous Partners. The Company has established other partnerships that help drive traffic and sales, such as GoTo.com.

4. Print Media Partnerships. The Company has established co-promotional relationships with off-line media partners. This represents an immediate marketing opportunity for Foodvision.com because these publications provide Foodvision.com with significant additional advertising exposure in exchange for the Company listing them on the Foodvision.com web site.

The Company is also working on registering different parts of its Foodvision.com web site and product offerings with the principal Internet search engines.

Vendors

The specialty food industry is dependent on the craftsmanship necessary to produce many of its products. Many of its vendors need significant planning and guidance to handle dramatic increases in order volume. The Company has focused on vendor relationships and order procedures, quality assurance, packaging requirements, and exclusive product offerings. The Company is confident in its vendors' abilities to handle the Internet site's increases in product sales.

Competition

The Internet industry is extremely competitive and there are several food industry websites on the Internet offering some of the same content and services as the Company. However, there is presently no Internet site which is offering the range of food-related information and services offered by the Company's Internet site. Among the most similar Internet sites whose focus is food-related issues are: www.foodfront.com; www.foodnet.com; and www.foodonline.com.

Service Marks

The Company applied for trademark protection for "Foodvision.com" and that registration is pending. In addition, the Company intends to take steps to ensure that applicable copyright laws protect its web pages and software, but to date has not filed for copyright protection for any of its web pages or software.

Employees

As of November 22, 1999, the Company employed four people full time in the Internet division.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Plan of Operation

During fiscal 2000, the Company will need to raise substantial capital in order to implement its business plan. With regard to the Company's Restaurant division, the Company is in the process of converting its former Roasters location in Decatur, Georgia to the Dirty Bird Cafe format, and plans to convert its other two former Roasters restaurants to the Dirty Bird Cafe format by September 2000. The total cost of the conversion should be about $400,000. The Company will need to raise capital in order to finance that conversion, as well as operational losses at the former Roasters restaurants until the conversion is effective.

The Company also projects it will need around $1.5 million in capital to develop the Internet division during fiscal 2000. Most of that capital will be used to finance marketing costs, including the Company's obligations under its co-branding agreement with CNN, and the development of additional co-branding arrangements.

In 1998 and 1999, the Company has satisfied its liquidity and capital needs by offerings under SEC Rule 504. However, the Company will not be able to rely upon offerings under SEC Rule 504 in the immediate future. First, if the Company's registration statement on Form 10-SB is approved by the SEC, it will not be eligible to issue securities in reliance upon SEC Rule 504. Second, even if the Company were eligible to use to SEC Rule 504, an issuer may only issue up to $1 million in securities in reliance on the rule in any twelve month period. Because of the issuance of securities in the past year, the Company has a very limited ability to issue securities in reliance on SEC Rule 504 in the immediate future.

Because the Company's traditional sources of financing are unavailable to it, the Company has been actively exploring alternative sources of financing. In that regard, the Company has recently entered into a Subscription Agreement dated November 8, 1999 to raise $7.5 million by issuing a new series of convertible preferred stock to an institutional investor. The investment would be made in three monthly tranches of $1.5 million, $2.5 million and $3.5 million. The preferred stock will yield an annual dividend of 8%, payable quarterly, and will be convertible into common stock of the Company at a conversion price equal to the 80% of the previous day's closing price, subject to a minimum conversion price of $0.50 per share. The first tranche of the investment is currently scheduled to close in mid-January, 2000. However, there is no assurance that the institutional investor will make the investment.

In addition, the Company has engaged a financial advisor to assist the Company in locating and meeting with venture capital investors for the internet industry. The Company is currently meeting with potential investors. However, there is no assurance that any such venture capital investment can be consummated or that it can be consummated within the time frames required by the Company's business plan.

Among the other options currently being considered to raise capital for the Internet division is the spinoff of the Internet division to the Company's existing shareholders or the sale of a minority interest in the Internet division to venture capital investors, followed by a subsequent spinoff of the Internet division. The Company is considering a separation of the Internet division from the Restaurant division because feedback from the investment community indicates that the presence of the Restaurant division is a hindrance to raising capital for the Internet division. The Company believes that the Internet division has the potential for a greater return on investment and has greater investor interest than the Restaurant division. Separating the Internet division from the Restaurant division would enable management to focus both capital and management attention in the Internet division.

The Company is also considering a sale of some or all of the restaurants in the Restaurant division, in which event the proceeds would be reinvested in the Internet division. The Company intends to market the Dirty Bird Cafe concept after the three former Roasters restaurants have been converted to the Dirty Bird Cafe format. The Company believes that the value of the Dirty Bird Cafe concept will be maximized after the former Roasters have been converted to the Dirty Bird Cafe format when the chain can begin generating economies of scale in marketing and management. However, if the Company's other capital raising efforts do not prove successful, the Company may be forced to market the Dirty Bird Cafe chain prior to the completion of the conversion.

Results of Operations

For the fiscal year ended December 31, 1998, the Company reported revenues of $2,058,106, and a net loss from operations of ($645,424). The Company's net loss was attributable to high labor costs resulting from the tight labor market in the Atlanta area, the failure of the franchisor for the Company's Roasters restaurants, costs incurred to develop the Company's proprietary restaurant concept, and costs incurred to open new restaurants in Powder Springs, Georgia, and Stone Mountain, Georgia. Furthermore, the Company's Stone Mountain, Georgia location experienced significant operating losses from the date of its opening, and was closed in early 1999. In addition, the added expense of being part of a publicly held company resulted in higher general and administrative expenses in the second half of 1998.

The Company's former Roasters restaurants constituted the majority of its operations in 1998, and experienced operating losses for two reasons. First, as noted above, the franchisor for the Company's former Roasters locations filed for bankruptcy. The loss of marketing support from the franchisor caused the Company's sales at its Roasters locations to decline significantly. In addition, the loss of system-wide supply contracts caused the Company's cost of sales to increase at those locations. Second, all restaurants in the roasted chicken segment of the restaurant industry experienced declining sales due to lower consumer interest in the roasted chicken. The Company's largest competitor in the roasted chicken segment, Boston Market, Inc., has filed for bankruptcy. In addition, a local competitor in the roasted chicken segment, Tanner's Restaurant Group, Inc., has also reported lower sales and significant operational losses in its SEC filings.

Because of declining consumer interest in roasted chicken restaurants, the Company decided in late 1998 to develop its own proprietary restaurant concept to replace its existing Roasters restaurants. The Company originally developed a concept known as "Amigos Sports Cantina" for a new location in Stone Mountain, Georgia. However, that location proved unprofitable, and costs associated with the development of that concept and the losses at that restaurant had a material adverse effect on operating results in 1998. The Company has subsequently developed another concept -- the Dirty Bird Cafe -- which has proven to be viable, and therefore the Company has decided to convert the former Roasters restaurants to that concept instead.

Operating results in 1998 were also adversely effected by holding and development costs associated with the Company's Dirty Bird Cafe restaurant in Powder Springs, Georgia. That location was leased in the first half of 1998, but the location was not opened until June 1999.

The Company's Grandma Lee's restaurant, Hillbilly Shack Saloon and two Dirty Bird Cafe restaurants are all operating at a breakeven level or better. However, the Company's two former Roasters restaurants and its Internet division are operating at a loss. The Company expects the former Roasters restaurants will operate at a loss until they are converted into the Dirty Bird Cafe format.

Year 2000

The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer systems that uses time-sensitive software programming may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

The Company has completed an assessment of all of its information technology systems, related computer applications, and any embedded systems contained in the Company's buildings, equipment, and other infrastructure and has determined that it is ready for the Year 2000. Substantially all of the Company's hardware and software systems have been verified as being Year 2000 compliant.

Management has determined that the costs of addressing potential problems are not expected to have a material adverse impact on the Company's financial position, results of operations, or cash flows in future periods.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company owns one building located at 1100 NorthPoint Drive, Alpharetta, Georgia. The building is of concrete block construction and contains approximately 3500 square feet of usuable space. There is no mortgage on the building; however, the building is subject to a long-term land lease which expires in the year 2008. This building is the location of a former Roasters that the Company intends to convert to a Dirty Bird Cafe by September 2000.

In addition to the above, the Company leases property set forth in the table below:

Location	Use	Expiration	Renewable
2916 N. Druid Hills Rd. Atlanta, GA	Conversion to Dirty Bird Cafe	12/31/2003	Yes
1360 Peachtree Street Midtown Plaza Atlanta, GA	Subleased to Grandma Lee's franchisee	12/31/2005	Yes
2152 Northwest Parkway Suite K Marietta, GA	Office Space	12/31/2001	No
Fountains of Olde Towne Shopping Center 736 Johnson Ferry Road Marietta, GA	Dirty Bird Cafe	8/31/2004	Yes
Shannon Southpark Mall Union City, GA	Unoccupied restaurant space	5/31/2008	No
1750 Powder Springs Road Suite 320 Marietta, GA	Dirty Bird Cafe	7/1/2003	Yes
AT & T Headquarters 400 North Point Parkway Alpharetta, GA	Grandma Lees	12/17/2003	No
1325 Powers Ferry Road Marietta, GA	Former Roasters	Month-to-Month	N/A
282 Raglan Street South Second Floor Renfrew, Ontario, Canada	Hillbilly Shack Saloon	9/14/2001	No
1100 Northpoint Drive Alpharetta, GA	Former Roasters	8/31/2013	Yes

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of December 7, 1999, with respect to the beneficial ownership of the Company's voting securities by each person known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities.

Title of Class	Name and Address of Beneficial Owner	No. Shares Owned	No. Shares Beneficially Owned	Percent of Class (1)
Common Stock	Paul Smith (2) Foodvision.com, Inc. 2152 NW Parkway, Suite K Marietta, GA 30067	3,091,050	9,490,500	51.3%
Common Stock	Raj Kalra (3) Foodvision.com, Inc. 2152 NW Parkway, Suite K Marietta, GA 30067	3,091,050	9,490,500	51.3%

(1) Based on a total of 12,109,984 issued and outstanding as of December 7, 1999.

(2) Mr. Smith's ownership includes 91,050 shares of common stock which he acquired pursuant to the Company's acquisition of Investco on July 14, 1998, and 3,000,000 shares of common stock which were issued to him in January 1999 pursuant to an agreement which provides that such shares are forfeitable in the event Mr. Smith voluntarily terminates his employment with the Company or is terminated for cause within two years of the date of the agreement. In addition, Mr. Smith's beneficial ownership includes, pursuant to Item 403 of Regulation S-B, 6,400,000 shares of common stock which Mr. Smith presently has the right to acquire pursuant to incentive from warrants issued to him in fiscal 1999.

(3) Mr. Kalra's ownership includes 91,050 shares of common stock which he acquired pursuant to the Company's acquisition of Investco on July 14, 1998, and 3,000,000 shares of common stock which were issued to him in January 1999 pursuant to an agreement which provides that such shares are forfeitable in the event Mr. Kalra voluntarily terminates his employment with the Company or is terminated for cause within two years of the date of the agreement. In addition, Mr. Kalra's beneficial ownership includes, pursuant to Item 403 of Regulation S-B, 6,400,000 shares of common stock which Mr. Kalra presently has the right to acquire pursuant to incentive from warrants issued to him in fiscal 1999.

The following table sets forth certain information, as of December 7, 1999, with respect to the beneficial ownership of the Company's Common Stock by (i) all directors of the Company (ii) each executive officer of the Company named in the Summary Compensation Table and (iii) all directors and executive officers of the Company as a group.

Name and Position	No. Shares Owned	No. of Shares Beneficially Owned	Percent of Shares Owned (1)
Paul Smith, President/CEO/Chairman (2)	3,091,050	9,490,500	51.3%
Raj Kalra, Director/Chief Operating Officer/Chief Information Officer (3)	3,091,050	9,490,500	51.3%
Dr. Charles Sheehan, Director (4)	-	125,000	1%
All Officers and Directors as a Group (5)	6,182,100	19,106,000	76.3%

(1) Based on a total of 12,109,984 issued and outstanding as of December 7, 1999.

(2) Mr. Smith's ownership includes 91,050 shares of common stock which he acquired pursuant to the Company's acquisition of Investco on July 14, 1998, and 3,000,000 shares of common stock which were issued to him in January 1999 pursuant to an agreement which provides that such shares are forfeitable in the event Mr. Smith voluntarily terminates his employment with the Company or is terminated for cause within two years of the date of the agreement. In addition, Mr. Smith's beneficial ownership includes, pursuant to Item 403 of Regulation S-B, 6,400,000 shares of common stock which Mr. Smith presently has the right to acquire pursuant to incentive warrants issued to him in fiscal 1999.

(3) Mr. Kalra's ownership includes 91,050 shares of common stock which he acquired pursuant to the Company's acquisition of Investco on July 14, 1998, and 3,000,000 shares of common stock which were issued to him in January 1999 pursuant to an agreement which provides that such shares are forfeitable in the event Mr. Kalra voluntarily terminates his employment with the Company or is terminated for cause within two years of the date of the agreement. In addition, Mr. Kalra's beneficial ownership includes, pursuant to Item 403 of Regulation S-B, 6,400,000 shares of common stock which Mr. Kalra presently has the right to acquire pursuant to incentive warrants issued to him in fiscal 1999.

(4) Dr. Sheehan's beneficial ownership includes, pursuant to Item 403 of Regulation S-B, 125,000 shares of common stock which Mr. Sheehan presently has the right to acquire pursuant to a warrant that has not been exercised.

(5) Beneficial ownership includes shares from warrants that are vested but have not been exercised.

ITEM 5. DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information concerning directors, executive officers and key employees of the Company.

Name	Age	Position
Paul R. Smith	52	Chairman, President, Chief Executive Officer
Raj Kalra	36	Director, Chief Operating Officer, Chief Internet Officer
Dr. Charles Sheehan	50	Director
George J. Smith	52	Financial Controller, Secretary

Set forth below is a summary description of the business experience of each director and officer of the Company.

Paul R. Smith is a Director of the Company and is its President and Chief Executive Officer. Mr. Smith has a business degree from the Richard Ivey School of Business Administration, a Harvard affiliate. Mr. Smith has extensive corporate business experience in the hotel and resort industry. From 1988 to present, Mr. Smith is the Owner/President PRS Hospitality, Inc., a management firm which specialized in tourism and hospitality consulting. PRS Hospitality provided the services of Mr. Smith to Grandma Lee's USA, Inc. from November 1993 to September 1995. During this period, Mr. Smith developed and implemented a strategic plan for Grandma Lee's International, a 100-unit Bakery/Restaurant chain from Canada, to finance and franchise their 20-year-old concept into the US market. PRS Hospitality, Inc., also provided development and marketing services to international clients in Japan, Taiwan, South Korea, Singapore, Thailand, Malaysia, Australia, New Zealand, Great Britain, Germany, France, Canada and the United States. From 1980 to 1987, Mr. Smith served as President and Chief Operating Officer of York Hannover Amusements, Ltd. During his service at York Hannover, Mr. Smith supervised: 1) a 1,200 room resort property; 2) 100 restaurants including casual dining, fast food and fine dining establishments; 3) entertainment facilities including large amphitheater productions to intimate dinner theater; 4) the Toronto Blizzard Soccer Club, a professional team in the North American Soccer League; 4) theme parks in Vancouver and Niagara Falls; and 5) boat and bus tour companies and a travel agency. Mr. Smith also acted as Co-Chairman of York Hannover Hotels, Ltd., a chain of 12 hotel properties consisting of Skyline and Sheraton brands. Mr. Smith is not related to George Smith, the Company's Financial Controller.

Raj Kalra, is a Director of the Company and is its Chief Operating Officer/Chief Internet Officer. Mr. Kalra has a degree in Hotel and Restaurant Management from Hotel Consult, Switzerland. Mr. Kalra has also received certificates in accounting and retail operations with post degree courses in business management, finance and computer science. Mr. Kalra is the company's expert in restaurant design and management. Also, Mr. Kalra has designed, built, and managed a virtual shopping mall web site called ShoppersCity.com. As President of Westcliff Corporation from 1990 to 1994, Mr. Kalra managed eleven food service operations. Mr. Kalra was directly responsible for revenue growth to $10 million, annually. From 1987 to 1990, Mr. Kalra was President of Eastern Canada for Grandma Lees International. During his service with Grandma Lees International, Mr. Kalra managed the company's corporate restaurants and negotiated property leases. Mr. Kalra received his Food & Beverage training with Intercontinental Hotels.

Dr. Charles H. Sheehan, III. Dr. Sheehan attended Douwid University from 1964-1965 and 1971- 1972 and received his Bachelor of Science degree in Biology. He went on to Douwid Medical School to receive his medical degree in 1976. From 1996 to present, Dr. Sheehan was the CEO of Clinical Healthcare, Inc., a medical management company. In that position, Dr. Sheehan managed two clinics in the Atlanta area. Prior to that, Dr. Sheehan was a partner at Capital Billing, a medical billing company, from 1995 to 1999. He consulted with physicians with management issues and solutions. During 1994 to 1996, Dr. Sheehan was the Director of Development at American Health Choice, a small medical company in Irving, Texas. As Director, he assisted with the acquisition of various medical clinics in the Atlanta area.

George J. Smith, Controller, Secretary. Mr. Smith is a graduate in Business Administration from Columbus College, Columbus, Georgia. Prior to joining Mark 1, Mr. Smith was Controller for Medical Packaging Technologies an $8.0 million per year company located in Georgia. From 1992 to 1995, Mr. Smith was the Controller for Erth Group, Inc. a manufacturing company located in Marietta, GA. From 1980 to 1992, Mr. Smith was the Branch Controller for Fruehauf Corporation, a $40 million branch of a publicly trading company. Mr. Smith is not related to Paul R. Smith, the Company's Chairman and Chief Executive Officer.

The Company is actively searching for additional directors who have credentials, experience, and contacts that will assist the Company in the fulfillment of its business plan.

The Company has no audit, compensation or executive committees. There is no key man life insurance on any director, officer, or control person.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the compensation earned by the Company's Chief Executive Officer during the last three fiscal years. No officers of the Company earned more than $100,000 a year during any of the last three fiscal years, and therefore pursuant to Item 402(a) of the Regulation S-B no information is presented with respect to any officer other than the chief executive officer.

Summary Compensation Table (1)

Name and Position	Year	Salary
Terrence Cullinan (2)	1998 1997 1996	$0 $0 $0
Paul Smith - Chairman, President, CEO (3)	1998 1997	$60,000 $4,000
  Pursuant to Item 402(a)(5) of Regulation S-B, certain columns have been omitted from the table required by Item 402(b) of Regulation S-B where there has been no compensation awarded to, earned by or paid to any of the above-named executive officers in any of the fiscal years covered by the table.
  Mr. Cullinan was president of the Company from 1996 to July 14, 1998, the date the Company acquired Investco in a reverse acquisition.
  Mr. Smith was chief executive officer of the Company from July 14, 1998, which is the date the Company acquired Investco in a reverse acquisition, until December 31, 1998. Because the acquisition of Investco has been treated as a reverse acquisition, Mr. Smith's salary has been included from December 7, 1997, which is the date Investco began operations.

During the fiscal year ended December 31, 1998, there were no grants or exercises of stock options or freestanding SARs, and therefore the tables required by Item 402(c) and (d) of the Regulation S-B have been omitted.

During fiscal 1999, the Company issued the following options/SARs to officers of the Company:

Name	Number of Securities underlying Options granted	Exercise or base price ($/sh)	Expiration Date
Paul R. Smith	400,000 1,000,000 5,000,000	$0.75 $0.4375 $0.4375	1/22/2004 7/8/2004 8/4/2004
Raj Kalra	400,000 1,000,000 5,000,000	$0.75 $0.4375 $0.4375	1/22/2004 7/8/2004 8/4/2004
George Smith	100,000	$0.75	1/22/2009

The Company and Messrs. Smith and Kalra are parties to employment agreements that are identical in form. Each employment agreement provides for:

  Employment for a term of five years commencing on July 1, 1998;
  Base salary of $60,000 for the first year, with the amount of base salary being subject to adjustment by the board of directors in future years;
  Severance equal to two years salary, or two times the employee's current salary if a termination occurs during the first two years of the agreement, in the event of a termination without cause;
  Benefits including health insurance, use of a company car, a retirement plan (which has not been implemented), stock warrants as determined by the board of directors, and life insurance (not yet provided).
  The employment agreements do not contain a noncompete covenant nor is the employee required to devote 100% of his time to Company affairs.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None of the Company's officers, directors, key personnel or principal stockholders is related by blood or marriage.

On December 5, 1997, Investco purchased from Atlanta Roasters, Inc. a promissory note in the original principle amount of $1,100,000, which note was issued by Atlanta Foodquest, LLC and was secured by two restaurants owned by Atlanta Foodquest, LLC. The purchase price for the promissory note was $40,000, all of which was payable by the issuance of a promissory note to Atlanta Roasters, Inc. payable two years after the purchase. At the time of the purchase, Messrs. Smith and Kalra owned all of the common stock of both Atlanta Roasters, Inc. and Investco. On November 24, 1997, just prior to the acquisition of the promissory note from Atlanta Roasters, Inc., Investco had purchased Foodquest, Inc.'s 49.9% interest in Atlanta Foodquest, LLC and a promissory note in the original principal amount of $1,300,000 issued by Atlanta Foodquest, LLC which was also secured by two restaurants owned by Atlanta Foodquest, LLC for $40,000 cash. Therefore, the Company believes that the terms under which Investco purchased the promissory note from Atlanta Roasters, Inc. are comparable to the terms which such note would have been brought in an arms-length transaction.

On December 7, 1997, Investco foreclosed its liens on four restaurants owned by Atlanta Foodquest, LLC. Investco had acquired the notes and liens in two separate transactions on November 24, 1997 and December 5, 1997. (see above). At the time of the foreclosure, Messrs. Smith and Kalra controlled both Investco and Atlanta Foodquest, LLC, the later through their ownership of Atlanta Roasters, Inc.

On April 16, 1998, Investco International Management, Inc ("IMM") purchased from Mr. Kalra the area franchise rights for Grandma Lee's for the Quebec and Ottawa areas by assuming notes of $34,100 and $22,700, respectively. On June 1, 1998, IMM purchased from Mr. Kalra all the outstanding stock of Hillbilly Shack, Inc. by issuing a note for $22,114 and by assuming $9,032 in liabilities. The note carries an interest rate of 8% per annum and monthly payments of $2,000 (Canadian Dollars) began on November 15, 1999 and continue through April 15, 2001. As of December 31, 1998, the Company was indebted to Mr. Kalra for $42,566.

On April 24, 1998, Messrs. Smith and Kalra, two directors of the Company, personally guaranteed a real estate lease for a restaurant location in Powder Springs, Georgia. The personal guarantee was limited to a term of 12 months and a maximum liability of $15,000. Therefore, at this time the guaranty is no longer valid.

On July 14, 1998, the Company acquired all of the common stock of Investco in consideration for the issuance of 182,100 shares of common stock. Messrs. Smith and Kalra each owned 50% of the outstanding common stock of Investco prior to its acquisition by the Company, and therefore each acquired 91,050 shares of Common Stock of the Company in connection with the transaction. At the time the Company acquired Investco, Messrs. Smith and Kalra did not have any affiliation with the Company, and therefore the Company's purchase of Investco was an arms-length transaction. In connection with the acquisition of Investco, the Company's board of officers and all but one director resigned and Messrs. Smith and Kalra were appointed to fill the vacant positions.

On July 15, 1998, the Company agreed to pay a note owed by Mr. Kalra by issuance of 30,400 shares of common stock valued at $15,200.

On July 28, 1998, Messrs. Smith and Kalra personally guaranteed a promissory note to Charter Bank & Trust Co. in the original amount of $12,500. This note has since been paid in full.

On August 31, 1999, the Company granted stock warrants to a managerial employee of the Company to purchase 200,000 shares of common stock to a managerial employee of the Company with an exercise price of $0.375 per share, which is equal to the closing bid price for the Company's common stock on that date. The employee is the son of Paul R. Smith, the Company's chairman and chief executive officer.

ITEM 8. DESCRIPTION OF SECURITIES

The following paragraphs describe the Common Stock of the Company.

Authorized Shares. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value, of which 12,109,984 shares are currently issued and outstanding. In addition, the Company is authorized to issue 1,000,000 shares of nonvoting Preferred Stock, par value $0.10 per share, of which none are outstanding.

Dividends. Holders of shares of Common Stock are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor.

Voting Rights. Each share of Common Stock is entitled to cast one vote for each share held at all shareholders meetings for all purposes, including election of directors. The Common Stock does not have cumulative voting rights.

Other Rights. Holders of Common Stock have no preemptive or other rights to subscribe for additional shares. There are no conversion privileges or any sinking fund provisions with respect to the Common Stock, nor is it subject to call or redemption. All outstanding shares are fully paid and non-assessable.

Transfer Agent and Registrar. The Company has engaged Transfer Online to serve as its transfer agent and registrar.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not registered with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934. Since July 1999, the Company's common stock has been traded on the NASDAQ OTC Bulletin Board under the symbol FVSN. The following table summarizes the low and high prices for the Company's common stock for each of the calendar quarters for the fiscal years ended December 31, 1998 and 1997.

	1997		1998
	High	Low	High	Low

Quarter ended March 31	--	--	--	--
Quarter ended June 30	--	--	1 3/16	3/8
Quarter ended September 30	--	--	1 1/8	5/16
Quarter ended December 31	--	--	13/16	.02

There were 453 holders of record of the common stock as of December 8, 1999. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." Prior to May 1998, the Company's common stock was not traded. The above quotations are before giving effect to a 1 for 100 reverse stock split which was effected in January 1999. The above quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. The Company has never declared any cash dividends on its Common Stock. The Company does not plan to declare any cash dividends in the foreseeable future, as the Company anticipates that all cash generated from operations will be used to finance the Company's internal growth and acquisition strategy.

ITEM 2. LEGAL PROCEEDINGS

U.S. Foodservice, Inc. - U.S Foodservice, Inc. supplied food and produce to the Company on account that became delinquent for $9,538.65. The parties entered a settlement agreement whereby the Company agreed to pay U.S. Foodservice $1000.00 per month for nine (9) consecutive months, and one final payment of $538.65 on the tenth (10th) and final consecutive month, for a total of $9,538.65. The payments began on August 19, 1999 and will continue until the final payment of $538.65 on May 19, 2000.

Royal Food Services, Inc., vs. Restaurant North Atlanta, Inc., Superior Court of DeKalb County Georgia. The plaintiff sued the Restaurant North Atlanta, Inc., a subsidiary of the Company, to recover amounts due for produce supplied on open account from June 10, 1998 to October 9, 1998. The parties resolved this dispute by entering into a settlement agreement dated July 14, 1999 in which the Company agreed to pay $15,095.02 over a two-year period. The debt is secured by 23,000 shares of restricted common stock of the Company that are held in escrow with counsel for the plaintiff. Under the settlement agreement, 11,500 shares of the common stock are returnable to the Company after the first year in the event the Company is not in default on its payments under the note, and the balance of the common stock is returnable to the Company upon full payment of the note.

In 1999, the Company ceased operations at its Memorial Drive location due to continued operational losses at that location. The landlord for the location holds a judgment against the subsidiary that occupied the premises, but the subsidiary does not have any material assets. Investco is the original lessee under the lease, and therefore is liable for any deficiency thereunder. However, the landlord has not sued Investco. The Company is not able to estimate the amount of any potential liability of Investco.

The Company has operated certain restaurants using the "Kenny Rogers Roasters" name and related trade dress. The Company did not have an agreement to use the mark and did not pay royalties for its use. The Company may be liable for using the mark. The Company received a final demand letter dated October 14, 1999, threatening legal action if the Company did not immediately de-identify its restaurants and discontinue use of any marks, system or trade dress belonging to NF Roasters Corporation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The firm of William L. Butcher, CPA audited the Company's financial statements for the years ended December 31, 1993, 1994, 1995, 1996 and 1997. On July 14, 1998, the Company acquired Investco in a reverse acquisition. The Company elected not to retain William L. Butcher, CPA to audit its financial statements for the fiscal year ended December 31, 1998 because the Company wanted an auditing firm which was based in Atlanta (William L. Butcher, CPA is based in Everett, Washington), which was larger, and which was more recognizable to the investment community.

William L. Butcher, CPA's report for the year ended December 31, 1997 contains a "going concern" qualification, but does not otherwise contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. The decision not to retain William L. Butcher, CPA was approved by the Company's board of directors (the Company did not have a separate audit committee). There were no disagreements with William L. Butcher, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. The Company has authorized William L. Butcher, CPA to respond fully to the inquiries of the successor accountant concerning the Company's decision not to retain William L. Butcher, CPA for 1998.

The Company has retained HLB Gross Collins, P.C. as its independent public accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Issuances under Rule 504

In February 1998, the Company issued 1,000,000 shares of common stock to a foreign company for stated consideration of $50,000 under Rule 504. Current management of the Company is not aware of the facts relied upon by the Company for the issuance of those shares of common stock.

In June 1998, the Company issued 1,000,000 shares of common stock to a foreign company for stated consideration of $100,000 under Rule 504. Current management of the Company is not aware of the facts relied upon by the Company for the issuance of those shares of common stock.

In July 1998, the Company's board of directors approved the issuance of 100,000 shares of common stock under Rule 504 in settlement of a loan of $81,051. The loan was held by a relative of a consultant to the Company under prior management. The shares were issued, but not delivered, because the Company had credible information that the purchaser, or her relative, had possession of books and records belonging to the Company for the period prior to date of the Company's reverse acquisition of Investco. The Company believed the issuance of the shares qualified for an exemption under Rule 504 because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, and because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Securities Act of 1933 (the "Act") or in violation of section 5(a) of the Act within the past year.

In July 1998, the Company approved the issuance of 50,000 shares of common stock under Rule 504 as payment for legal services valued at $25,000. Only 30,000 shares of common stock were actually issued pursuant to this transaction, and the Company and the recipient mutually agreed to cancel the balance of the agreement. The Company believed the issuance of the securities qualified for an exemption under Rule 504 because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act, was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, and because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Act or in violation of section 5(a) of the Act within the past year.

The Company raised capital pursuant to the following issuances of securities under Rule 504. In each case, the Company believed the issuance of the securities qualified for an exemption under Rule 504 because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act, was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, and because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Act or in violation of section 5(a) of the Act within the past year.

  In September 1998, the Company issued its 3% Series A Senior Subordinated Convertible Redeemable Debenture in the amount of $100,000 with interest only due in monthly installments through October 26, 1999, at which time a final payment of unpaid principal is due. The Debenture bore interest at 3% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 5,402 shares of the Company's common stock.
  In November 1998, the Company issued its 3% Series B Senior Subordinated Convertible Redeemable Debenture in the amount of $100,000 with interest only due in monthly installments through November 18, 1999, at which time a final payment of unpaid principal is due. The Debenture bore interest at 3% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 136,752 shares of the Company's common stock.
  In October 1998, the Company issued its 6% Convertible Note in the amount of $150,000 with interest only due in monthly installments through October 1, 2001, at which time a final payment of unpaid principal is due. The Debenture bore interest at 6% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 11,505 shares of the Company's common stock.
  In November 1998, the Company issued its 6% Convertible Note in the amount of $100,000 with interest only due in monthly installments through October 1, 2001, at which time a final payment of unpaid principal is due. The Debenture bore interest at 6% per annum. The debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures have been fully converted into 21,976 shares of the Company's common stock.
  On November 5, 1998, the Company issued 2,500 shares of common for $25,000 to a foreign corporation under Rule 504.
  On February 4, 1999, the Company issued 1,000,000 shares of common stock for $50,000 to a foreign corporation under Rule 504.
  On February 26, 1999, the Company issued 500,000 shares of common stock for $25,000 to a foreign corporation under Rule 504.
  On March 4, 1999, the Company issued 500,000 shares of common stock for $25,000 to a foreign corporation under Rule 504.
  On March 30, 1999, the Company entered into a subscription agreement for the issuance of 500,000 shares of common stock at $1 per share to a foreign corporation under Rule 504. The purchaser paid $45,000 in cash upon execution of the agreement and executed a promissory note for $455,000 for the balance of the purchase price. The promissory note was secured by 455,000 of the shares. The purchaser paid $55,000 on the promissory note, but defaulted on the balance of the promissory note. As a result of the purchaser's default, the Company foreclosed on the balance shares.

The Company raised capital pursuant to the following issuances of securities under Rule 506. In each case, the Company believed the issuance of the securities qualified for an exemption under Rule 506 because the shares were issued to less than 35 persons, the purchasers were accredited investors, the purchasers were not located by any form of general solicitation or advertisement, and the securities contained a restrictive legend.

  On June 9, 1999, the Company issued its 3% Series C Senior Subordinated Convertible Redeemable Debentures in the amount of $250,000 with interest only due in monthly installments through June 9, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were subsequently fully converted into 858,432 shares of the Company's common stock. The debenture was issued to a Texas accredited investor.
  On July 19, 1999, the Company issued 3% Series D Senior Subordinated Convertible Redeemable Debentures in the amount of $200,000 with interest only due in monthly installments of interest through July 19, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were subsequently fully converted into 595,587 shares of the Company's common stock with the final conversion on October 13, 1999. The debenture was issued to a Texas accredited investor.
  On September 6, 1999, the Company issued 3% Series E Senior Subordinated Convertible Redeemable Debentures in the amount of $100,000 with interest only due in monthly installments through September 6, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 242,429 shares of the Company's common stock on October 14, 1999.
  On September 21, 1999, the Company issued its 3% Series F Senior Subordinated Convertible Redeemable Debentures to three subscribers, each in the amount of $100,000, with interest at 3% per annum only due in monthly installments of interest through September 21, 2001, at which time a final payment of unpaid principal is due. Each debenture was convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. Each debenture was issued to a Texas accredited investor.

The Company issued the following shares of common stock under Rule 504(b)(1)(iii), as amended on April 6, 1999, upon conversion of the Series C, D and F Senior Subordinated Convertible Debentures. In each case, the Company believed the issuance of the shares complied with Rule 504(b)(1)(iii) because the Company, at the time of issuance, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act, was not an investment company, and was not a development stage company with no specific business plan or purpose, but was operating a bona fide business, because the Company had issued less than $1,000,000 in securities during the previous year in reliance on Rule 504, any exemption provided by section 3(b) of the Act or in violation of section 5(a) of the Act within the past year, and because the shares were issued to a Texas accredited investor pursuant to Section 139.19 of the Texas Blue Sky Regulations, which provides an exemption which allows the use of general advertising or solicitation, provided the solicitation or advertising is directed solely to accredited investors.

  The Series C Debenture was fully converted into 858,432 shares of common stock.
  The Series D Debenture was fully converted into 595,587 shares of common stock.
  The Series E Debenture was fully converted into 242,429 shares of common stock.
  One Series F Debenture, representing a principal amount of $100,000, was fully converted into 135,881 shares of the Company's common stock in October 1999. The balance of Series F Debentures were each modified by an agreement dated November 8, 1999 to change the conversion price to $0.20 per share, and on November 24, 1999 each was converted into 500,000 shares of common stock.

Employee Stock Option Plan and Other Employee Securities

On January 22, 1999, the Company's Board of Directors approved the adoption of an Employee Stock Option Plan (the "Plan"). The total number of shares of the Company's common stock subject to the Plan shall not exceed 500,000 shares. Options may be granted pursuant to the Plan to directors, corporate officers, employees, and managers of the principal sales, administrative, legal, and staff departments of the Company and its subsidiaries. No option may be granted under the Plan after January 15, 2009, and no option may be granted under the Plan to an employee who immediately after such option is granted owns stock possessing more than 5% of the total combined voting power or value of all classes of stock of the Company. The purchase price per share of common stock purchasable under options granted pursuant to the Plan shall not be less than 100% of fair market value of the common stock at the time the stock is granted. No option granted pursuant to the Plan shall be exercisable after the expiration of ten years from the date the option is first granted.

Stock options were granted under the Plan to an employee on January 22, 1999, to purchase 25,000 shares of common stock at $0.75 per share, and 25,000 options per year for the next three years, each with an exercise price of $0.75 per share.

On August 20, 1999, stock options were granted under the Plan to an employee to purchase 15,000 shares of common stock at $0.4375 per share, and 15,000 options per year for the next four years, each with an exercise price of $0.4375 per share.

On August 31, 1999, the Company granted stock warrants to a managerial employee of the Company to purchase 200,000 shares of common stock with an exercise price of $0.375 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants provide that any shares issuable upon their exercise will be restricted stock. The warrants were not issued under the Plan.

The options and warrants described above were issued in reliance on the exemption provided by Section 4(2) of the Act and Rule 701. None of the options or warrants have been exercised.

Securities Issued to Messrs. Smith and Kalra

On July 14, 1998, the Company effected a reverse acquisition by acquiring all of the issued and outstanding stock of Investco for 182,100 restricted shares of the Company's common stock, all of which was issued to Messrs. Smith and Kalra. The shares were issued in reliance on the exemption from registration provided by Rule 506 under Regulation D. The Company believed the issuance of the securities qualified for an exemption under Rule 506 because the shares were issued to less than 35 persons, the purchasers were provided with information of the type required by Rule 502(b), the purchasers were not located by any form of general solicitation or advertisement, and steps were taken to insure that the purchasers were not underwriters pursuant to Rule 502(d).

On January 29, 1999, the Company issued 3,000,000 shares of common stock to each of Messrs. Smith and Kalra as an employee incentive. The shares are forfeitable in the event the shareholders voluntarily terminate their employment with the Company or are terminated for cause by the Company at any time within two years after the date of issuance of the shares. The common stock was issued as restricted stock in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701.

On January 22, 1999, the Company granted stock warrants to purchase 800,000 shares of common stock to Messrs. Smith and Kalra with an exercise price of $0.75 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701, and provide that any shares issuable upon their exercise will be restricted stock.

On July 8, 1999, the Company granted stock warrants to purchase 2,000,000 shares of common stock to Messrs. Smith and Kalra with an exercise price of $0.4375 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701, and provide that any shares issuable upon their exercise will be restricted stock.

On August 4, 1999, the Company granted stock warrants to purchase 10,000,000 shares of common stock to Messrs. Smith and Kalra with an exercise price of $0.4375 per share, which is equal to the closing bid price for the Company's common stock on that date. The warrants are exercisable at any time until five years from the date of issuance. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701, and provide that any shares issuable upon their exercise will be restricted stock.

Messrs. Smith and Kalra have not disposed of any shares issued to them, nor have they exercised any of the warrants issued to them.

Miscellaneous Securities

By an agreement dated July 25, 1998, the Company issued 9,000 shares of common stock to a Canadian corporation, of which 304 shares were issued to satisfy a note obligation of an officer and director of the Company; 1,136 shares were issued in payment of debt assumed to acquire franchise agreements; and 7,560 shares to purchase franchise agreements valued at $378,000. The shares were issued in reliance on an exemption from registration provided by Regulation S. The Company believed the issuance of the securities complied with Regulation S because the purchaser was not a U.S. person, the Company imposed offering restrictions, and because the securities were issued as restricted securities.

On August 16, 1999, the Company granted stock warrants to purchase 50,000 shares of the Company common stock at an exercise price of $0.41 per share. The warrants are exercisable until August 16, 2000. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Act to a person with whom the Company had a preexisting business relationship, and provide that any shares issuable upon their exercise will be restricted stock. The holder of the warrant has not exercised any portion thereof.

On June 25, 1999, the Company issued 400,000 shares of restricted common stock to a foreign corporation in consideration for agreeing to amend its consulting agreement with the Company. The common stock was issued in reliance on the exemption provided by Section 4(2) of the Act to a person with whom the Company had a preexisting relationship.

On April 15, 1999, the Company granted stock warrants for the purchase of 10,000 shares of the Company's common stock at an exercise price of $.80 per share. The warrants are exercisable until October 15, 2000. The warrants were issued in reliance on the exemption provided by Section 4(2) of the Act to a person with whom the Company had a preexisting business relationship, and provide that any shares issuable upon their exercise will be restricted stock. The holder of the warrant has not exercised any portion thereof.

On November 3, 1999, the Company issued 165,000 shares each to two entities who performed advisory and finders fee services to the Company in connection with its offerings under Rule 504. The shares were issued in reliance on the exemption provided by Section 4(2) of the Act to persons with whom the Company had a preexisting business relationship. In each case, 100,000 of the shares were issued as restricted stock and the balance of the shares were issued as unrestricted stock.

The Company entered into a subscription agreement on November 8, 1999, with Complete Development International, Inc. for the private placement of 750,000 shares of Series A Preferred Stock at $10 per share. Each share shall be convertible into ten shares of common stock. If the price of the common shares of the Company is below $1.00 per share at the conversion date, then the conversion price will equal the previous day's closing price less 20% subject to a minimum conversion price of $0.50 per share. The preferred stock will yield an annual dividend rate of 8% cumulative, payable quarterly. No funds have been received pursuant to the subscription agreement and no shares have been issued.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation limit the personal liability of directors to the extent they cause the Company to contract with themselves or any firm or entity in which they have an interest to the extent the director acts in good faith. Section 9.2 of the Company's Bylaws provide that the Company is obligated to indemnify officers and directors in the following circumstances: when the individual is made a party to a proceeding because he is or was a director or officer against liability incurred by him in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; with respect to conduct concerning an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan. Section 9.2 also provides that the termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, be determinative that the proposed indemnitee did not meet the standard of conduct for indemnification. Also, the Company is not obligated to indemnify a person in connection with (i) a proceeding by or in the right of the Company in which such person was adjudged liable to the Company, or (ii) any proceeding in which such person was adjudged liable on the basis that he improperly received a personal benefit unless, and then only to the extent that, a court of competent jurisdiction determines that in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnification. Therefore, while the directors and officers may be accountable to the Company as fiduciaries, the Company has a more limited right of action then they would have absent the indemnification and liability limitation provisions contained in the Company's Bylaws and Article of Incorporation.

The Company believes that the indemnification limitation of liability provisions of its Bylaws covers at least negligence and gross negligence by such directors and officers, and requires the Company to advance litigation expenses in case of actions, including shareholder derivative actions, against an undertaking by the officer or director to repay such advances if it is ultimately determined that the officer or director is not entitled to indemnification. These provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company believes that these provisions are essential to attracting and retaining qualified persons as directors and officers.

Insofar as indemnification for liabilities under the 1933 Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities an Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and unenforceable.

At the present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director. The Company does not currently maintain directors and officers liability insurance.

PART F/S

Attached hereto as Exhibits A and B, respectively, are the following financial statements:

  Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for the Company for the fiscal year ended December 31, 1998, and the fiscal years ended December 31, 1997 and 1998.
  Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for Sunmark Industries I, Inc. for the fiscal year ended December 31, 1997.

As noted herein, on December 7, 1999, Investco acquired four restaurants by foreclosure. Prior to the acquisition of the restaurants, Investco had not conducted active operations, and had minimal assets. Therefore, Investco's acquisition of the restaurants was a significant acquisition for Investco. Investco has accounted for the acquisition of the restaurants under the purchase method of accounting, and therefore has only included the accounts of the restaurants in its financial statements from the date of their acquisition, or December 7, 1997.

The Company has made inquiries of the prior owner of the restaurants to determine whether the records and documents for the restaurants prior to December 7, 1997 are available, and do not believe that such records are available. Even if the records and documents could be located, the management personnel who maintained the records and operated the entities are not available to answer questions and provide the necessary management representations for an audit. Therefore, pursuant to Rule 12b-21 under the Securities Exchange Act of 1934, the Company has not included audited financial statements for the restaurants for the period prior to December 7, 1997 because the records and documents necessary to obtain such an audit are not available and, even if they could be located, it would take an unreasonable amount of expense and effort to obtain audited financial statements therefrom.

PART III

ITEMS 1 AND 2. INDEX AND DESCRIPTION OF EXHIBITS.

Exhibit No.	Description
3.1	Bylaws
4.1	Articles of Incorporation of Heavenly Slender Sweets, Inc.
4.2	Certificate of Amendment dated March 2, 1994
4.3	Certificate of Amendment dated June 14, 1994
4.4	Certificate of Amendment dated June 23, 1994
4.5	Certificate of Amendment dated May 12, 1998
4.6	Certificate of Amendment dated June 18, 1999
4.7	Specimen Stock Certificate
11	Statement re: computation of earnings per share (1)
16	Letter from William Butcher, P.C.
22	Subsidiaries of the Registrant.
23.1	Consent letter of HLB Gross Collins, P.C.
23.2	Consent letter of William Butcher, P.C. (2)
27	Financial Data Schedule

(1) The information required by this Exhibit can be determined from the Financial Statements included Part F/S.

(2) The consent of William Butcher, P.C. is included in Exhibit 16 located herein.

SIGNATURES

In accordance with Section 13 of 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FOODVISION.COM, INC.
Dated: December 17, 1999	/s/ Paul R. Smith By: Paul R. Smith, Chairman, CEO and President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: December 17, 1999	/s/ Paul R. Smith By: Paul R. Smith, Chairman, CEO and President
Dated: December 17, 1999	/s/ Raj Kalra By: Raj Kalra, Director, Chief Operating Officer
Dated: December 17, 1999	/s/ Charles Sheehan By: Charles Sheehan, Director


Exhibit A

Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for the Company for the fiscal year ended December 31, 1998, and the fiscal years ended December 31, 1997 and 1998.


FOODVISION.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1998 and 1997

FOODVISION.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

PAGE
Independent Auditors' Report	1
Consolidated Financial Statements
Consolidated Balance Sheet	2-3
Consolidated Statement of Operations	4
Consolidated Statements of Changes in Stockholders' Equity	5-6
Consolidated Statements of Cash Flows	7-8
Notes to Consolidated Financial Statements	9-30


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Foodvision.com, Inc.

We have audited the accompanying consolidated balance sheet of Foodvision.com, Inc. as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foodvision.com, inc. as of December 31, 1998, and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles.

/s/ HLB Gross Collins, P.C.

Atlanta, Georgia

November 23, 1999


FOODVISION.COM, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 1998

ASSETS

CURRENT ASSETS
Cash	$44,208
Accounts receivable	2,790
Inventories	34,978
Prepaid expenses and other current assets	9,825
TOTAL CURRENT ASSETS	91,801

PROPERTY AND EQUIPMENT, at cost
Equipment under capital leases	213,455
Furniture, fixtures, and equipment	92,962
Vehicle	29,388
Leasehold improvements	31,867
367,672
Less accumulated depreciation	(88,946)
PROPERTY AND EQUIPMENT, net	278,726

OTHER ASSETS
Loan receivable, officer	42,566
Franchise agreement and other intangibles, net of accumulated amortization of $24,165	416,251
Deposits	11,382
TOTAL OTHER ASSETS	470,199

TOTAL ASSETS	$840,726


FOODVISION.COM, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 1998

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$ 168,390
Accrued expenses	31,854
Notes payable, short-term	87,500
Other current liabilities	34,116
Notes payable, related parties	9,584
Current portion of note payable	3,223
Current portion of notes payable, related parties	42,602
Current portion of capital lease obligations	23,888
TOTAL CURRENT LIABILITIES	401,157

LONG-TERM DEBT
Note payable, less current portion	18,165
Notes payable, related parties, less current portion	19,512
Capital lease obligations, less current portion	170,442
Deferred lease obligations	14,595
TOTAL LONG-TERM DEBT	222,714

TOTAL LIABILITIES	623,871

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, $.001 par value; 50,000,000 shares authorized, 30,056,469 shares issued and outstanding	30,056
Additional paid-in capital	944,964
Accumulated deficit	(759,950)
Accumulated other comprehensive income	1,785
TOTAL STOCKHOLDERS' EQUITY	216,855

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 840,726


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 1998 and 1997

	Years Ended December 31,
	1998	1997
REVENUES
Beverage and food sales	$2,004,856	$142,084
Other revenues	8,088	-
TOTAL REVENUES	2,012,944	142,084

COSTS AND EXPENSES
Cost of goods sold	758,910	65,566
General and administrative expense	1,720,392	181,577
Depreciation	81,376	7,725
Amortization	72,815	-
Interest	24,875	1,742
TOTAL COSTS AND EXPENSES	2,658,368	256,610

NET LOSS	$(645,424)	$(114,526)

NET LOSS PER COMMON SHARE	$(0.05)	$(0.57)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	12,394,056	200,000


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 1998 and 1997

	Common	Additional Paid-In	Subscription	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Stock	Capital	Receivable	Deficit	Income	Equity

Balance at January 1, 1997	$ -	$ -	$ -	$ -	$ -	$ -

Common stock issued	20	-	-	-	-	20

Net loss for 1997	-	-	-	(114,526)	-	(114,526)

Balance at December 31, 1997	20	-	-	(114,526)	-	(114,506)

Exchange of shares of common stock to effect reverse acquisition and recapitalization	24,273	(5,324)	(100,000)	-	-	(81,051)

Collection of subscription receivable	-	-	100,000	-	-	100,000

Issuance of common stock
Common stock issued in settlement of stockholder loan	100	80,951	-	-	-	81,051
Common stock issued to purchase franchise agreements	870	433,930	-	-	-	434,800
Common stock issued to pay note in behalf of officer	30	15,170	-	-	-	15,200
Common stock issued for legal services	50	24,950	-	-	-	25,000
Other common stock issued	250	24,750	-	-	-	25,000
Common stock issued in conversion of debentures	4,463	370,537	-	-	-	375,000


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 1998 and 1997

	Common	Additional Paid-In	Subscription	Accumulated	Accumulated Other Comprehensive	Total Stockholder's Equity
	Stock	Capital	Receivable	Deficit	Income
Net loss for 1998	-	-	-	(645,424)	-	(645,424)

Foreign currency translation adjustments	-	-	-	-	1,785	1,785

Balance at December 31, 1998	$30,056	$944,964	$ -	$ (759,950)	$1,785	$216,855


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1998 and 1997

	Years Ended December 31 31,
	1998	1997

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(645,424)	$(114,526)
Adjustments to reconcile net loss to net cash used
by operating activities
Depreciation and amortization	154,191	7,725
Common stock issued for services	25,000	-
Revenues applied to acquisition	(14,553)	-
Loss on disposal of assets	-	3,000
Changes in assets
(Increase) in accounts receivable	(744)	(2,046)
Decrease in inventories	4,499	664
(Increase) decrease in prepaid expenses	21,685	(22,935)
(Increase) in deposits and other assets	(11,382)	-
Changes in liabilities
Increase in accounts payable	64,293	98,967
Increase in accrued expenses	13,638	18,216
Increase in other current payables	21,689	8,525
Increase in deferred lease obligations	14,595	-
NET CASH (USED) BY OPERATING ACTIVITIES	(352,513)	(2,410)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(83,387)	-
Loans to stockholder	(27,366)	-
NET CASH (USED) BY INVESTING ACTIVITIES	(110,753)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from advances from related parties	8,121	1,463
Collection of subscription receivable	100,000	20
Proceeds from sale of common stock	25,000	-
Proceeds from notes payable	392,775	-
Repayments of capital lease obligations	(14,661)	(4,464)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	511,235	(2,981)
EFFECT OF EXCHANGE RATES ON CASH	1,630	-

NET INCREASE (DECREASE) IN CASH	49,599	(5,391)

CASH, BEGINNING OF YEAR	(5,391)	-

CASH, END OF YEAR	$ 44,208	$ (5,391)


FOODVISION.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1998 and 1997

	Years Ended December 31 31313131,
	1998	1997

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$ 14,084	$ 1,531

Schedule of noncash investing and financing transactions transactions:

Acquisition of Atlanta Roasters, Inc.'s security interest in the personal property of Atlanta Foodquest, LLC by issuance of promissory note		$ 40,000

Capital lease obligations assumed for use of equipment		213,455

Acquisition of vehicle
Cost of vehicle	$ 29,388
Vehicle note payable	(21,388)
Cash down payment for vehicle	$ 8,000

Acquisition of all the common stock of 1067063 Ontario, Inc.
Fair value of assets acquired	$ 31,146
Liabilities assumed	9,032
Promissory note issued	22,114

Reverse acquisition recorded at historical cost
Net book value of assets acquired	(81,051)

Common stock issued in settlement of stockholder loan	81,051

Common stock issued for legal services	25,000

Acquisition of franchise agreements and other intangibles and all the common stock of Grandma Lee's USA Northpoint, Inc. by issuance of common stock	434,800

Common stock issued to pay note in behalf of officer	15,200

Acquisition of equipment financed with an equipment note	12,500

Conversion of debentures to common stock	375,000


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(1) Nature of business and organization

Foodvision.com, Inc. (the "Company") (formerly known as Mark I Industries, Inc., Sunmark Industries I, Inc., Pacific Pharmaceuticals, Inc., Heavenly Slender Foods, Inc., and Heavenly Slender Sweets, Inc.) is a Delaware corporation whose operations consist primarily of operating fast food and full service restaurants in the metropolitan Atlanta, Georgia, area through its wholly owned subsidiaries Investco Corporation ("IC") (formerly known as Anne Ryan, Inc.), Restaurant North Atlanta, Inc. ("RNA"), Sports Cantina One, Inc. ("SCO"), Sports Cantina Two, Inc. ("SCT"), and Grandma Lee's USA Northpoint, Inc. ("GLUN") and in Ontario, Canada, through its wholly-owned subsidiaries Investco International Management, Inc. ("IIM") (formerly known as 1230471 Ontario, Inc.) and 1067063 Ontario, Inc., d/b/a Hillbilly Shack ("HS").

On July 14, 1998, Mark I Industries, Inc. ("MII") (now known as Foodvision.com, Inc.) entered into an Agreement and Plan of Share Exchange (the "Agreement") with IC. Pursuant to terms of the Agreement, MII effected a reverse acquisition by acquiring all of the issued and outstanding stock of IC which became a wholly owned subsidiary of MII. For accounting purposes, IC is deemed to be the acquiring corporation and, therefore, the transaction is being accounted for as a reverse acquisition of the Company by IC at historical cost. IC was incorporated on May 9, 1996, but had no significant operations until December 7, 1997, when it acquired four restaurants. The accompanying financial statements reflect the financial position and results of operations of IC.

(2) Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and five wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(2) Summary of significant accounting policies (continued)

Inventories - Inventories consist of liquor, wine, beer, and food items. Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method.

Depreciation and amortization - Property and equipment are stated at cost. Depreciation is provided using an accelerated method for equipment, furniture and fixtures, and vehicles over the assets' estimated useful lives as follows: equipment, furniture and fixtures, seven years; vehicles, five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Equipment under capital lease obligations is being depreciated over the seven-year lease terms.

Intangibles - Franchise agreements and the AT&T service agreement are amortized over the terms of the agreements from 65 months to 120 months. Purchase goodwill is amortized over 65 months. Costs related to the issuance of subordinated debentures are amortized over the one-year life of the debentures.

Measurement of impairment - At each balance sheet date, the Company reviews the amount of recorded goodwill and franchise agreements (separately by location) for impairment. Whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable out of undiscounted future operating cash flows and the sum of the expected cash flows from these assets is less than the carrying amount of these assets, the Company will recognize an impairment loss in such period in the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Repairs and maintenance - Normal costs incurred to repair and maintain fixed assets are charged to operations as incurred. Repairs and betterments which extend the life of an asset are capitalized and subsequently depreciated on a straight-line basis over the remaining useful life of the asset. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Income taxes - Income taxes are provided based on earnings reported in the financial statements. The Company follows Statement of Financial Accounting Standards No. 109 whereby deferred income taxes are provided on temporary differences between reported earnings and taxable income. Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(2) Summary of significant accounting policies (continued)

Basic and diluted loss per common share - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" ("EPS"), which the Company has adopted. Basic EPS is calculated by dividing the income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period without consideration for potentially dilutive securities. "Diluted" EPS is determined similarly to fully diluted EPS under the provisions of APB Opinion No. 15.

For all periods presented in the Consolidated Statements of Operations, the effect of including convertible debentures would have been antidilutive. Accordingly, basic and diluted EPS for all periods presented are equivalent.

Advertising costs - Advertising costs are expensed as incurred. Total advertising costs were $83,520 and $15,748 in 1998 and 1997, respectively.

Foreign currency translation - The financial statements of a foreign subsidiary have been translated into U.S. dollars in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Income statement amounts have been translated using an average exchange rate for the period. The gains and losses resulting from the changes in exchange rates from year to year are reported separately as a component of stockholders' equity.

Recent accounting pronouncements - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The new standard discusses how to report and display comprehensive income and its components. This standard is effective for years beginning after December 15, 1997. The adoption of this statement did not have a material impact on the presentation of the Company's consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This standard requires enterprises to report information about operating segments, their products and services, geographic areas, and major customers. This standard is effective for years beginning after December 15, 1997.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(2) Summary of significant accounting policies (continued)

Financial instruments - Financial instruments which potentially subject the Company to concentrations of risk consist principally of temporary cash investments and accounts receivable. The Company invests its temporary cash balances in financial instruments of highly rated financial institutions with maturities of less than three months. The carrying values reflected in the balance sheet reasonably approximate the fair values for cash, accounts receivable, payables, accruals and debt.

(3) Business combinations, acquisitions, and dispositions

On July 14, 1998, the Company effected a reverse acquisition by acquiring all of the issued and outstanding stock of IC from the stockholders of IC in exchange for 18,210,000 restricted shares of its $0.001 par value common stock. As a result of the Agreement, IC became a wholly owned subsidiary of the Company. For accounting purposes, IC is deemed to be the acquiring corporation and, therefore, the transaction is being accounted for as a reverse acquisition of the Company by IC at historical cost. Prior to July 14, 1998, MII had insignificant operations in 1997 and 1998.

On August 27, 1997, the stockholders' of IC purchased 100% of the stock of Atlanta Roasters, Inc. ("AR"), which owned a 50.1% equity interest in Atlanta Foodquest, LLC ("AF"), the Operating Agreement between AR and Foodquest, Inc. appointing AR manager of AF, and a note in the original principal amount of $1,100,000 secured by the furniture, equipment, personal property, and inventory of two of the Kenny Rogers Roasters Restaurants owned by AF. On August 29, 1997, AR assigned the portions of the Operating Agreement appointing AR manager of AF to IC. On November 24, 1997, IC purchased a 49.9% equity interest in AF and a note in the original principal amount of $1,300,000 secured by the furniture, equipment, personal property, and inventory of two of the Kenny Rogers Roasters Restaurants owned by AF for $40,000. On December 5, 1997, IC purchased AR's security interest in the personal property of AF for $40,000. On December 7, 1997, IC enforced its secured claims and took possession of the assets of AF and transferred them to its wholly owned subsidiaries, Restaurant North Atlanta, Inc. and Restaurant Stockbridge, Inc. On December 7, 1997, IC sold its 49.9% equity interest in Atlanta Foodquest, LLC to 1278129 Ontario, Inc., a Canadian corporation, for $10 and other good and valuable consideration. On December 31, 1997, IC sold its 100% equity interest in Restaurant Stockbridge, Inc. to the same Canadian corporation for $10 and other good and valuable consideration. IC continued to operate Restaurant Stockbridge, Inc. during the first quarter of 1998 until it could be closed.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(3) Business combinations, acquisitions, and dispositions (continued)

On April 16, 1998, IIM purchased from an officer and major stockholder of the Company the area franchise rights for Grandma Lee's for the Quebec and Ottawa areas by assuming notes of $34,100 and $22,700, respectively. On July 15, 1998, the Company purchased the Grandma Lee's metropolitan Atlanta franchise rights, Midtown Atlanta franchise agreement, AT&T service agreement, and all the outstanding stock of GLUN for 756,000 shares of the Company's common stock valued at $0.50 per share. GLUN operates a cafeteria at the AT&T office center in Alpharetta, Georgia.

On June 1, 1998, IIM purchased from an officer and major stockholder of the Company all the outstanding stock of HS by issuing a note of $22,114 and by assuming $9,032 in liabilities. HS operates a restaurant in Renfrew, Ontario.

Financial statements for the businesses acquired are not available for periods prior to acquisition and, therefore, pro forma financial information is not presented.

(4) Franchise agreements and other intangibles

Franchise agreements and other intangibles consist of the following:

	Amortizable
	Life

Grandma Lee's Quebec Area Franchise Agreement	111 months	$ 34,100
Grandma Lee's Ottawa Area Franchise Agreement	111 months	22,700
Grandma Lee's Metropolitan Atlanta Area Franchise Agmt. AAAAgreement	120 months	278,000
Grandma Lee's Midtown Atlanta Franchise Agreement	92 months	75,000
Grandma Lee's AT&T Service Agreement	65 months	25,000
Goodwill - Grandma Lee's USA Northpoint, Inc.	65 months	5,616
Total		440,416
Accumulated amortization		(24,165)
Net intangibles		$ 416,251

The Company measures the potential impairment of recorded goodwill and franchise agreements by the undiscounted value of expected future operating cash flows in relation to its net capital investment.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(4) Franchise agreements and other intangibles (continued)

The aggregate amortization of goodwill and franchise agreements charged to operations was $24,165 for the year ended December 31, 1998.

(5) Notes payable

Short-term notes payable consist of the following:

1998

3% Series B Senior Subordinated Convertible Redeemable Debentures - due in monthly installments of interest only through November 18, 1999, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for either five trading days before or five trading days after the conversion date.

$ 75,000

Note payable to Charter Bank & Trust Co. - due on October 1, 1998, bearing interest at prime plus 1%. Secured by equipment. The note was in default at December 31, 1998.	12,500
Total short-term notes	$ 87,500

Costs related to the placement of the subordinated debentures totaling $48,650 were charged to expense in 1998 and $8,575 of such costs is included in other current assets at December 31, 1998, and is being amortized over the life of the remaining debenture.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(5) Notes payable (continued)

Note payable, long-term consisted of the following at December 31, 1998:

1998

Note due in monthly installments of $547, including interest at 18% per annum through November 15, 2003. Secured by automobile.	$ 21,388

Less current portion	(3,223)
Noncurrent portion	$ 18,165

Maturities of the note payable are as follows:

Years ending December 31,	Amount

1999	$3,223
2000	3,583
2001	4,283

2002	5,121
2003	5,178
Total	21,388


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(5) Notes payable (continued)

Notes payable, related parties consisted of the following at December 31, 1998:

1998
Promissory note due to Atlanta Roasters, Inc., a Company owned by two officers, bearing interest at 8% per annum, with all principal and interest payable on December 5, 1999	$40,000

Promissory note due in monthly principal installments of $1,300, beginning November 15, 1999 through November 15, 2003, bearing 8% interest.	22,114
Total note payable, related parties	62,114
Less current portion	(42,602)
Noncurrent portion	$19,512

Maturities of note payable, related parties are as follows:

Years ending December 31,	Amount

1999	$42,602
2000	15,612
2001	3,900

Total	62,114


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(6) Capital lease obligations

Capital lease obligations consist of the following:

Captec Financial Group, Inc. - due in monthly installments of $1,160 including interest at 8.729% per annum through October 31, 2004. Secured by equipment.	$81,835

Captec Financial Group, Inc. - due in monthly installments of $1,837 including interest at 8.729% per annum through October 31, 2004. Secured by equipment.	112,495

Total capital lease obligations	194,330
Less current portion	(23,888)
Noncurrent portion	$170,442


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(6) Capital lease obligations (continued)

The minimum annual commitments under the leases are as follows:

Years ending December 31,	Amount

1999	$43,128

2000	35,972
2001	35,972
2002	35,972
2003	35,972
2004	74,077
Total minimum lease payments	261,093
Less amount representing interest	(66,763)
Present value of net minimum lease payments	$194,330


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(7) Stockholders' equity

Potential issuance of additional preferred stock - The Company is authorized to issue up to 1,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by the Board of Directors. To the extent of such authorization, such designations may be made without stockholder approval.

On July 14, 1998, the Company effected a reverse acquisition by acquiring all of the issued and outstanding stock of IC in exchange for 18,210,000 restricted shares of the Company's common stock.

In July, 1998, the Board of Directors approved the issuance of shares of common stock as follows: 100,000 shares in settlement of a pre-reverse acquisition shareholder loan of $81,051; 50,000 shares as payment for legal services valued at $25,000; 30,400 shares to pay a note on behalf of an officer; 113,600 shares in payment of debt assumed to acquire franchise agreements; and 756,000 shares to purchase franchise agreements valued at $378,000.

In October and November 1998, the Company issued convertible debentures totaling $450,000 of which $375,000 was converted to 4,462,987 shares of common stock as of December 31, 1998.

(8) Income taxes

The accompanying consolidated financial statements contain no provision for income taxes due to net operating losses. The effective tax rate differs from the U.S. statutory federal income tax rate of 34 percent since tax benefits have been offset by the valuation allowance described below because of the uncertainty of the Company's ability to utilize them in future periods.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(8) Income taxes (continued)

The tax effects of temporary differences related to deferred taxes were:

1998
Deferred tax assets
Net operating loss carry forwards	$225,859
Tax over book basis of fixed assets	2,284
Leases with scheduled rent increases	4,962
Total	233,105
Valuation allowance	(233,105)
Net deferred tax assets	$ -

As of December 31, 1998, the Company had approximately $664,000 of unused operating loss carryforwards which expire by December 31, 2018.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(9) Lease commitments

The Company leases office space, restaurant locations, and various equipment under operating leases.

The minimum annual commitments under the leases with remaining lease terms of one year or more are as follows:

Years ending December 31,	Amount

1999	$268,035
2000	272,509
2001	273,630
2002	254,213
2003	159,303
Thereafter	688,199
Total	$1,915,889


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(9) Lease commitments (Continued)

The Company is contingently liable on a lease agreement for its Midtown Atlanta franchisee that expires December 31, 2005.

Rent expense of $180,268 and $18,521 was charged to operations in 1998 and 1997, respectively.

(10) Potential litigation

The Company has operated certain restaurants using the "Kenny Rogers Roasters" name and related trade dress. The Company did not have an agreement to use the mark and did not pay royalties for its use. The Company may be liable for using the mark. It is not possible to quantify the amount for which the Company may be liable. The Company received a final demand letter dated October 14, 1999, threatening legal action if the Company did not immediately de-identify its restaurants and discontinue use of any marks, system or trade dress belonging to NF Roasters Corporation. The Company may have defenses and offsets to any such claim.

The Company has received demand letters from an attorney representing a stockholder relating to the failure of the Company to deliver to the stockholder 100,000 shares of its common stock (now 1,000 shares after giving effect to subsequent reverse stock splits) pursuant to a settlement reached in July 1998 of an account payable to the stockholder of $81,051. The Company refused to deliver shares since the Company believes that the stockholder, or associates thereof, have possession of corporate records and documents, which constitute property of the Company.

(11) Related party transactions

On August 29, 1997, AR, a company owned by the stockholders of IC, assigned portions of the Operating Agreement of AF to IC. On December 5, 1997, IC purchased AR's security interest in the personal property of AF for $40,000.

On April 16, 1998, IIM purchased from an officer and major stockholder of the Company the area franchise rights for Grandma Lee's for the Quebec and Ottawa areas by assuming notes of $34,100 and $22,700, respectively. On June 1, 1998, IIM purchased from the same officer and major stockholder all the outstanding stock of HS by issuing a note of $22,114 and by assuming $9,032 in liabilities.

On April 24, 1998, two officers of the Company personally guaranteed a real estate lease for a restaurant location in Marietta, Georgia.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(11) Related party transactions (continued)

On July 15, 1998, the Company agreed to pay a note owed by an officer and major shareholder of the Company by issuance of 30,400 shares of common stock valued at $15,200. This amount is reflected on the balance sheet at December 31, 1998, as a receivable due from officer.

On July 28, 1998, two officers of the Company personally guaranteed a promissory note to Charter Bank & Trust Co. in the original amount of $12,500.

(12) Business segment

The restaurant business is the only business operated by the Company. Geographic information is as follows:

	Revenues		Long-Lived Assets
	For the year ended December 31,		As of December 31,
	1998	1997	1998

United States	$1,931,288	$142,084	$620,173
Canada	81,656	-	74,804

Total	$2,012,944	$142,084	$694,977


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events

Business developments

On April 7, 1999, the Company purchased certain assets of a restaurant known as Broadway Steaks & Fries in Union City, Georgia, for a purchase price of $15,000. Subsequently, the Company closed the restaurant and is considering redevelopment alternatives.

On April 9, 1999, the Company sold the common stock of SCO. However, the purchaser failed to make timely payments on the purchase note and the Company took repossession of the restaurant operated by SCO on July 30, 1999. Subsequently, the restaurant was closed.

In May, 1999, the Company opened a new restaurant, Dirty Bird Cafe, in Marietta, Georgia.

On June 21, 1999, the Company entered into a lease agreement for a second Dirty Bird Cafe location in Marietta, Georgia. The lease agreement provides for monthly base rent payments which escalate over the 62-month term of the lease and percentage rent of 5% of gross receipts. On August 5, 1999, the Company purchased equipment with a purchase price of $42,000 for this restaurant. The restaurant was opened during October 1999.

On June 21, 1999, the Company contracted with Arthouse, Inc. to design and construct a food portal web site for a cost of $125,000, payable in four monthly cash payments totaling $102,400 with a final payment of $22,600 in the Company's common stock.

On August 18, 1999, the Company entered into a license agreement with BigCharts, Inc. ("BCI") whereby the Company could display and use BCI's proprietary database of financial and textual information pertinent to public companies. The Company will pay BCI a monthly fee of $1,000 during the agreement's 12-month term. The Company and BCI will split net advertizing revenue generated by the guide equally.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

On August 23, 1999, the Company entered into a license agreement with Culinary Cafe ("CC") whereby the Company could display and use CC's proprietary database of financial, pictorial, and textual information pertinent to the food business. The Company will pay CC a monthly fee of $2,000 during the agreement's 36-month term. The Company and CC will split net advertizing revenue generated by the guide equally, when certain conditions are met.

On September 1, 1999, the Company entered into a license and co-branding agreement with CNN Interactive ("CNN") whereby the parties will establish a co-branded web site accessible via hyperlinks from CNN Food Central. In consideration of the distribution and promotion provided by CNN, the Company will pay the following annual payments over the three-year term of the agreement, commencing on November 1, 1999:

Year 1	$900,000
Year 2	$ 1,200,000
Year 3	$ 1,500,000

Effective October 5, 1999, the Company entered into a license and co-branding agreement with The Restaurant Report, Inc. ("RR") whereby the parties will establish a co-branded web site accessible via hyperlinks from the Foodvison portal. The Company will pay RR a monthly fee of $3,000 in the first year of the three-year term, $4,000 per month in the second year, and $5,000 per month in the third year. In addition, the Company will provide RR with 30,000 shares of 144 stock in annual installments over the three-year term of the agreement as follows: 10,000 shares upon signing, 10,000 shares in year two on the anniversary date, and 10,000 shares in year three on the anniversary date. The Company will retain 100% of the advertizing revenue generated by the co-branded site.

Effective October 6, 1999, the Company entered into a license and co-branding agreement with e.Harvest.com, Inc. ("EH") whereby the parties will establish a co-branded web site accessible via hyperlinks from the Foodvison portal. The Company will provide EH with 30,000 shares of 144 stock in annual installments over the three-year term of the agreement as follows: 10,000 shares upon signing, 10,000 shares in year two on the anniversary date, and 10,000 shares in year three on the anniversary date. The Company will retain 100% of the advertizing revenue generated by the co-branded site.

On October 29, 1999. The Company entered into an agreement with DineCore, Inc. ("DCI") to develop and license an Affiliate Restaurant Guide. The Company and DCI will split net advertizing revenue generated by the guide equally during the agreement's twelve-month term.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

Stockholders' equity

From January 4, 1999 through May 17, 1999, the remaining $75,000 of 3% Series B Senior Subordinated Convertible Redeemable Debentures outstanding on December 31, 1998, was fully converted into 111,283 post-reverse split shares of the Company's common stock.

On January 21, 1999, the Company effected a 1 for 50 reverse stock split, and on January 26, 1999, it effected a 1 for 2 reverse stock split.

On January 22, 1999, the Company's Board of Directors approved the adoption of an Employee Stock Option Plan (the "Plan"). The total number of shares of the Company's common stock subject to the Plan shall not exceed 500,000 post-reverse split shares. Options may be granted pursuant to the Plan to directors, corporate officers, employees, and managers of the principal sales, administrative, legal, and staff departments of the Company and its subsidiaries. No option may be granted under the Plan after January 15, 2009, and no option may be granted under the Plan to an employee who immediately after such option is granted owns stock possessing more than 5% of the total combined voting power or value of all classes of stock of the Company. The purchase price per share of common stock purchasable under options granted pursuant to the Plan shall not be less than 100% of fair market value of the common stock at the time the stock is granted. No option granted pursuant to the Plan shall be exercisable after the expiration of ten years from the date the option is first granted.

Stock options were granted under the Plan to an employee on January 22, 1999, to purchase 25,000 post-reverse split shares of common stock at $0.75 per share, and 25,000 options per year for the next three years, each with an exercise price of $0.75 per share. On August 20, 1999, stock options were granted under the Plan to an employee to purchase 15,000 shares of common stock at $0.4375 per share, and 15,000 options per year for the next four years, each with an exercise price of $0.4375 per share.

The Company granted warrants to purchase 937,500 post-reverse split shares of common stock on January 22, 1999, to two officers, legal counsel, and a director with an exercise price of $0.75 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

The Company entered into subscription agreements on January 29, 1999, with two officers of the Company for the issuance of 3,000,000 shares of common stock to each as an employment incentive. The shares fully vest two years from the date of the agreement .

On February 4, 1999, the Company entered into a subscription agreement to issue 1,000,000 shares of its common stock to Corporation De Inversiones Cades SRL, pursuant to a consulting agreement, at a price of $0.05 per share.

On February 26, 1999 and March 4, 1999, the Company entered into subscription agreements to issue a total of 1,000,000 shares of its common stock to Corporation De Inversiones Cades SRL, at a price of $0.05 per share.

The Company entered into a subscription agreement on March 30, 1999, with Inversiones Comerciales Z & VSA for the private placement of 500,000 shares of common stock at $1 per share. The purchase price was payable by $45,000 in cash upon execution of the agreement and with a note for $455,000. This agreement was terminated in November 1999 due to the subscriber's failure to make timely note payments.

On April 15, 1999, the Company granted stock warrants for the purchase of 10,000 shares of the Company's common stock at an exercise price of $0.80 per share. The warrants are exercisable until October 15, 2000.

On June 9, 1999, the Company issued 3% Series C Senior Subordinated Convertible Redeemable Debentures in the amount of $250,000 with interest only due in monthly installments through June 9, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 858,432 shares of the Company's common stock with the final conversion on October 7, 1999.

On June 25, 1999, in consideration for Corporation De Inversiones Cades SRL agreeing to amend its consulting agreement with the Company, the Board of Directors approved the issuance of 400,000 restricted shares of its common stock to Corporation De Inversiones Cades SRL.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

(13) Subsequent events (continued)

The Company granted warrants to purchase 2,000,000 shares of common stock on July 8, 1999, to two directors with an exercise price of $0.4375 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.

On July 19, 1999, the Company issued 3% Series D Senior Subordinated Convertible Redeemable Debentures in the amount of $200,000 with interest only due in monthly installments through July 19, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 595,587 shares of the Company's common stock with the final conversion on October 13, 1999.

The Company granted warrants to purchase 10,000,000 shares of common stock on August 4, 1999, to two officers with an exercise price of $0.4375 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.

On August 16, 1999, the Company granted stock warrants for the purchase of 50,000 shares of the Company's common stock at an exercise price of $0.41 per share. The warrants are exercisable until August 16, 2000.

The Company granted warrants to purchase 200,000 shares of common stock on August 31, 1999, to an officer with an exercise price of $0.375 per share based on the closing bid for the Company's common stock on that date. The warrants shall be exercisable until five years from the date of issuance.

On September 6, 1999, the Company issued 3% Series E Senior Subordinated Convertible Redeemable Debentures in the amount of $100,000 with interest only due in monthly installments through September 6, 2001, at which time a final payment of unpaid principal is due. Interest is computed at 3% per annum. The debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. The debentures were fully converted into 242,429 shares of the Company's common stock on October 14, 1999.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

  Subsequent events (continued)

On September 21, 1999, the Company issued three 3% Series F Senior Subordinated Convertible Redeemable Debentures, each in the amount of $100,000, with interest only due in monthly installments through September 21, 2001, at which time a final payment of unpaid principal is due. Each debenture is convertible into shares of the Company's common stock at a conversion price of 75% of the average closing bid price of the common stock for five trading days before the conversion date. One of the Series F debentures was fully converted into 135,881 shares of the Company's common stock on October 26, 1999. The other two Series F debentures were modified by an agreement dated November 8, 1999, to change the conversion price to $0.20 per share.

On November 3, 1999, the Company issued 100,000 restricted shares of its common stock each to Commonwealth Partners, L.P. and Portfolio Investment Strategies Corp. as payment for consulting services and 65,000 free-trading shares of its common stock each to Commonwealth Partners, L.P. and Portfolio Investment Strategies Corp. as payment of commissions due.

The Company entered into a subscription agreement on November 8, 1999, with Complete Development International, Inc. for the private placement of 750,000 shares of Series A Preferred Stock at $10 per share. Each share shall be convertible into ten shares of common stock. If the price of the common shares of the Company is below $1.00 per share at the conversion date, then the conversion price will equal the previous day's closing price less 20% subject to a minimum conversion price of $0.50 per share. The preferred stock will yield an annual dividend rate of 8% cumulative, payable quarterly.

Litigation

On January 5, 1999, Charter Bank & Trust Co. filed an action against SCT, IC, and officers of the Company seeking to recover amounts due under a promissory note in the original principal amount of $12,500, plus interest, attorney's fees, and court costs. On January 19, 1999, a Consent Order and Judgment was entered into whereby the defendants agreed to pay the principal amount of $12,500, interest in the amount of $561, and attorney fees of $1,959 in two installments of $7,510 each. The initial payment was due on February 15, 1999 and the second payment on March 15, 1999.

RNA was named as a defendant in a lawsuit filed by a vendor that contended it was owed approximately $15,000. The lawsuit was settled by a Mutual Settlement Agreement dated July 14, 1999, whereby RNA agreed to pay $15,095 over a two-year period with such debt secured by 23,000 shares of the common stock of the Company.


FOODVISION.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997

  Subsequent events (continued)

SCO and IC were defendants in an action brought by a landlord seeking to recover $43,461 for rent due under a lease agreement. The lawsuit was settled by an agreement to pay the delinquent amount in installments. Subsequently, SCO was named a defendant in a second action brought by the same landlord seeking payment of $15,887 for additional rent due. The plaintiff obtained a judgment for the $15,887 and a Writ of Possession. Although only SCO was named in the action, IC was the original tenant under the lease and is still contingently liable for amounts due thereunder. In addition to the amount of the judgment, both subsidiaries may be liable for additional amounts accruing under the lease. It is not possible at this time to estimate the amount to which the subsidiaries may be liable.

A vendor threatened the Company with legal action to recover $27,183 for food delivered to certain of its subsidiaries. A settlement was negotiated under which the Company agreed to repay the amount claimed pursuant to a promissory note dated May 28, 1999, which bears interest at 10% per annum and provides for equal monthly payments of principal and interest sufficient to repay the full amount in 24 months. The note is collateralized by 30,000 shares of common stock of the Company.

GLUN settled a vendor's threatened legal action to recover $9,539 by agreeing to make nine monthly payments of $1,000 and one final payment of $539. Payments began on August 19, 1999.


Exhibit B

Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for Sunmark Industries I, Inc. for the fiscal year ended December 31, 1997.


SUNMARK INDUSTRIES I, INC.

(OTC BB:SUNN)

FINANCIAL STATEMENTS

FOR

DECEMBER 31, 1997


SUNMARK INDUSTRIES I, INC.

FINANCIAL STATEMENTS FOR

DECEMBER 31, 1997


William L. Butcher, CPA P.S.

Certified Public Accountant

Telephone Everest (425) 335-0603 or Seattle (425) 483-1002

Fax (425)335-3567

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

Sunmark Industries I, Inc.

I have audited the accompanying statements of financial positions of Sunmark Industries I, Inc (a development state, Delaware Corporation) (formerly Heavenly Slender Sweets, Inc.,(a development stage, Delaware Corporation) as of December 31, 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunmark Industries I, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As is shown in the financial statements, the company has incurred continued operating losses and has a working capital deficiency. These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans regarding those matters are described in note 6 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ William L. Butcher

William L. Butcher, CPA

April 6, 1998


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Statement of Financial Position at December 31, 1997

ASSETS	1997

CURRENT ASSETS	$ -0-
Cash	-0-

Total Current Assets	-0-

OTHER ASSETS
Investment in Great Northwest Seafood Co.	-0-
License Rights	-0-

Total Other Assets	-0-

TOTAL ASSETS	-0-

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
Accounts Payable-Trade	$ -0-
Due Shareholders	81,051

Total Current Liabilities	81,051

STOCKHOLDERS' EQUITY

Preferred Stock $.01 par value;
1,000,000 shares authorized; no shares outstanding
Common stock $.001 par value; 50,000,000 shares authorized 3,348,197 shares issued and outstanding at December 31, 1997;	3,348

Additional Paid in Capital	419,002
Deficit accumulated during the development stage	(503,401)

Total Stockholders' Equity	(81,051)

Total Liabilities and Stockholders' Equity	$ -0-

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

(A Development Stage Company)

Statement of Operations for the Year Ended December 31, 1997

1997
Revenue	$ -0-

Operating Expenses
Consulting	-0-
Travel	-0-
Advertising	-0-
Office	-0-
Fees and licensing	-0-
Legal and Accounting	-0-
Bank Charges	-0-
Depreciation	-0-
Total operating Expenses	-0-

(Loss) from operations	$ -0-

Other income
Realized revenue from sale
Of territorial rights (note 2)	-0-
Write off Great Northwest Seafood, Co.	-0-
(Loss) on Disposal of Equipment	-0-
Interest (Note 2)	-0-
Total Other Income	-0-

Net Income (Loss)	$ -0-

Net Income (Loss) Per Share	$ 0.0000

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

( A DEVELOPMENT STAGE COMPANY)

Statement of Changes in Stockholders' Equity for the

Year Ended December 31, 1997

Common Stock

	Shares	Par Value Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total

Balance at December 31, 1996	3,348,197	$ 3,348	$ 419,002	$ (503,401)	$ (81,051)

Net Income (Loss)				0	0

Balance at December 31, 1997	3,348,197	$ 3,348	$ 419,002	$ (503,401)	$(81,051)

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

( A Development Stage Company)

Statement of Operations for the Year Ended December 31, 1997

1997

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ -0-
Additions not requiring use of cash
Depreciation	-0-
Common stock issued for Advertising	-0-
Common stock issued for consulting	-0-
Common stock issued for Great Northwest Seafood, Co.	-0-
Loss on disposal of License Rights	-0-
Loss on disposal of equipment	-0-
Write off prepaid advertising	-0-
Write off of Great Northwest Seafood, Co.	-0-
Decrease In Interest receivable	-0-
Increase (Decrease) in accounts payable	-0-
Increase (Decrease) in due to Stockholders	-0-
Net cash provided or (used) by operating activities

CASH FLOWS FROM INVESTING ACTIVITIES
Advertising contract	-0-
Prepaid commercial	-0-
Purchase of Great Northwest Seafood, Co.	-0-
Purchase of Equipment	-0-
Net cash provided (used) by financing activities	-0-

NET INCREASE (DECREASE) IN CASH	$ -0-

CASH AT BEGINNING OF YEAR	-0-

CASH AT END OF YEAR	-0-

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

Issuance of Common stock for services (Note 7)	-0-

Issuance of Common stock for Advertising	-0-

The accompanying notes are an integral part of these financial statements.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

( A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 1 ORGANIZATION

The company was incorporated under the laws of the State of Delaware on April 4, 1989, as Heavenly Slender Sweets, Inc. for the primary purpose of distributing a low calorie, low fat, salt free, soft ice cream substitute frozen desert product line in the United States and Canada. The company has obtained the exclusive rights to market the product in the United States and Canada.

On March 16, 1994, the company changed its name to Heavenly Slender Foods, Inc.

On June 15, 1994, the company changed its name to Pacific Pharmaceuticals, Inc., which was changed eight days later to it's present name, Sunmark Industries 1, Inc.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

When territorial license rights are sold under contract, revenue is realized as payments are received. All other income and expenses are accounted for on the accrual method.

Depreciable assets were recorded at cost and were depreciated on a straight-line basis over their estimated useful lives.

Prepaid commercials were recorded at cost and amortized over three years using the straight-line method.

Earnings (loss) per share were calculated on the number of shares outstanding at the end of the year.

In the statement of cash flows, the company considers a cash equivalent to be any highly liquid debt instrument purchased with a maturity of three months or less.

NOTE 2 CONTRACT RECEIVABLE AND RELATED PARTY

On January 8, 1991, the Company sold the Western Canadian (Province of British Columbia, Alberta, Saskatchewan and Manitoba) rights to market and sell product to Bobby D's Slacks, Inc. a British Columbia Corporation for $500,000 plus a royalty of 5% on gross sales. In 1993, the contract was cancelled as the company did not obtain sufficient financing to enter into the manufacturing of the diet food products.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

( A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 3 COMMITMENTS

On January 8, 1991, the Company signed a five year consulting agreement with Master Chef Pierre Bitterer of Tres Pinor, California. The Company was to pay a fee of $ 1,000 per day for personal appearances plus travel expenses, in addition to a commitment to issue 100,000 shares of common stock to Master Chef Pierre Bitterer plus a royalty of $0.01 per pound of frozen dessert product sold through his endorsement. The contract was cancelled because the company did not obtain sufficient financing to enter into the manufacturing of the diet food products; however, the shares were issued for services rendered.

In addition, on January 8, 1991, the Company signed a marketing and sales agreement with Paul Stewart Associates, Inc. of Dallas Texas. Upon the commencement of the marketing program, the Company will pay Paul Stewart Associates, Inc., a $20,000 retainer and $ 5,000 per month for thirty-five months, plus 100,000 shares of common stock upon the completion of the first ninety days of the marketing program. The shares were issued and a portion of the retainer was paid in 1991. The Company knows of no further activity on the part of Paul Stewart Associates, Inc. Concerning sales commission, the Company had agreed to pay Paul Stewart Associates, Inc. $0.05 per pound of product sold by them. Additionally, Paul Stewart Associates, Inc. was to receive a commission for assistance with specific markets which were jointly researched and developed in conjunction with the efforts of others. These additional commissions were to be mutually agreed to in writing. Additionally, Paul Stewart Associates, Inc. has an option to purchase 10,000 shares of common stock of the Company at $1.00 per share for each 1,000,000 pounds of product sold (up to 500,000 shares, and at 50% of the market price of the common stock thereafter) during the term of this marketing and sales agreement. The contract lapsed because the company did not obtain sufficient financing to enter into the manufacturing of the diet food products.

On July 8, 1990, the Company signed a contract with WWMB Consultants, Inc., (a British Columbia Corporation) for the purpose of providing financial public relation services. The consulting work had been estimated to last for thirty-six months commencing with the signing of this agreement. The Company is obligated to pay Beverlee Lamerling (or WWBM Consultants, Inc.) a total fee of $300,000 plus 500,000 shares of common stock over the


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

( A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 3 COMMITMENTS (continued)

term of the contract. Payments on the consulting agreement are made as requested work is performed. This contract was not extended.

NOTE 4 LICENSE RIGHTS

In September of 1987, Skinny Haven, Inc., (a California Corporation) entered into an agreement with WWBM Consultants, Inc. (WWBM) (a company based in British Columbia Canada) whereby WWBM has the rights to sell the Skinny Have desert product line throughout the world. Subsequently on October 8, 1987 WWBM entered into an agreement with Sundae's Slender Sweets, Inc. (a Canadian corporation) for the license rights to sell the Skinny Haven Dessert product line within the territory North America. On April 10, 1989, Sundae's Slender Sweets entered into an agreement with Heavenly Slender Sweets, Inc. for the rights to sell this product in Canada and the United States for 150,000 shares of common stock of the Company at $.0048 per share for a total cost of $720.

NOTE 5 ACCOUNTS PAYABLE AND LOANS TO SHAREHOLDER

The Company receives a number of management services from WWBM Consultants, Inc. specifically, Beverlee Kamerling who is also a stockholder in the Company. In 1993, the accounts payable balance of $22,750 was transferred from the Accounts Payable account to Beverlee Kamerling's "Due Shareholder" account, as she paid the vendors, thus eliminating the Company's Accounts Payable balance.

NOTE 6 GOING CONCERN

Because of a deficiency in working capital and significant operating losses, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. The Company currently as plans to raise sufficient working capital through equity financing and through the acquisition of companies having sufficient assets and cash flow to enable the Company to be self-sufficient and profitable.

NOTE 7 BUSINESS ACTIVITY

The effect of common stock reversals has not been included in the cumulative amounts for stock issued for service or advertising.


SUNMARK INDUSTRIES 1, INC.

(Formerly Heavenly Slender Foods, Inc.)

( A Development Stage Company)

Notes to Financial Statements at December 31, 1997

NOTE 8 INCOME TAXES

The Company has a net operating loss carryover of $503,401 to the year ending December 31, 1997. This loss carryover will commence to expire in 2006.